1100 – 1199 West Hastings Street,
Vancouver, BC, V6E 3T5
Tel: 604-681-9059        Fax: 604-641-2740
www.quaterraresources.com

Annual Information Form
For the year ended December 31, 2009

March 26, 2010

TABLE OF CONTENTS

PRELIMINARY NOTES	1

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	2

GLOSSARY OF GEOLOGIC AND MINING TERMS	3

GLOSSARY OF ABBREVIATIONS	5

CONVERSION TABLES	6

CORPORATE STRUCTURE	7

GENERAL DEVELOPMENT OF THE BUSINESS	8

DESCRIPTION OF BUSINESS	8

RISK FACTORS	35

DESCRIPTION OF CAPITAL STRUCTURE	37

MARKET FOR SECURITIES	40

DIRECTORS AND OFFICERS	41

LEGAL PROCEEDINGS	44

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	44

TRANSFER AGENT AND REGISTRAR	44

MATERIAL CONTRACTS	45

INTERESTS OF EXPERTS	45

ADDITIONAL INFORMATION	45

PRELIMINARY NOTES

Date of Information

All information in this Annual Information Form (“AIF”) is at March 26, 2010 unless otherwise indicated.

Financial Statements

All financial information in this AIF is prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”).

This AIF should be read in conjunction with the Company’s consolidated financial statements and notes thereto, as well as with the management’s discussion and analysis (“MD&A”) for the year ended December 31, 2009.  The financial statements and MD&A are available at www.quaterraresources.com and under the Company’s profile on the SEDAR website at www.sedar.com.

Reporting Currency

All dollar amounts are express in Canadian dollars unless otherwise indicated.  Quaterra’s quarterly and annual financial statements are presented in Canadian dollars and are prepared in accordance with Canadian generally accepted accounting principles.

Disclosure of Mineral Resources

None of Quaterra’s properties have Mineral Reserves.  Disclosure about the Company’s exploration properties in this AIF uses the term “Mineral Resources”, “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”, which are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, standards of disclosure for mineral projects of the Canadian Securities Administrators, set out in the Canadian Institute of Mining (CIM) Standards.  These terms are not defined in the U.S. Securities and Exchange Commission (SEC) Industry Guide 7, description of Property by Issuers Engaged or to be Engaged in Significant Mining Operations, and are normally not permitted to be used in reports and registration statements filed with the SEC.  Accordingly, information contained in this AIF contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

Cautionary Note to U.S. Investors concerning estimates of Measured Mineral Resources and Indicated Mineral Resources:

This AIF may use the terms “Mineral Resources,” “Measured Mineral Resource” and “Indicated Mineral Resource.”  The Company advises U.S. investors that while such terms are recognized and permitted under Canadian regulations, the SEC does not recognize them.  U.S. investors are cautioned not to assume that any part or all of the Mineral Resources in these categories will ever be converted into Mineral Reserves.

Cautionary Note to U.S. Investors concerning estimates of Inferred Mineral Resources:

This AIF may use the term “Inferred Mineral Resource.” The Company advises U.S. investors that while such a term is recognized and permitted under Canadian regulations, the SEC does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part of all of the Inferred Mineral Resources exist, or is economically or legally mineable.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Some of the statements contained in this AIF are forward-looking statements, such as estimates and statements that describe the Company’s future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur.

Forward-looking statements may be identified by such terms as “believes”, “anticipates”, “expects”, “estimates”, “may”, “could”, “would”, “will”, or “plan”.  Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties.

Actual results relating to, among other things, results of exploration, reclamation, capital costs,  and the Company’s financial condition and prospects, could differ materially from those currently anticipated in such statements for many reasons such as; changes in general economic conditions and conditions in the financial markets; changes in demand and prices for the minerals the Company expects to produce; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments; technological and operational difficulties encountered in connection with the Company’s activities; and changing foreign exchange rates and other matters discussed in this AIF.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements.  These and other factors should be considered carefully and readers should not place undue reliance on the Company’s forward-looking statements.  Further information regarding these and other factors, which may cause results to differ materially from those projected in forward-looking statements, are included in the filings by the Company with securities regulatory authorities. The Company does not undertake to update any forward-looking statement that may be made from time to time by the Company or on its behalf, except in accordance with applicable securities laws.

GLOSSARY OF GEOLOGIC AND MINING TERMS

Anomaly:	A geological feature distinguished by geological, geochemical or geophysical means, which is detectably different than the general surroundings and is sometimes of potential economic value.

Breccia:	Rock consisting of more or less angular fragments in a matrix of finer-grained material or cementing material.

Diamond drill:	A type of drill in which the cutting is done by abrasion using diamonds embedded in a matrix rather than by percussion. The drill cuts a core of rock which is recovered in long cylindrical sections.

Dilution:	Process whereby unwanted gangue or waste rock is mixed with ore during mining.

Epithermal:
A class of ore deposits that form generally less than 1 km from surface.  These deposits, which can host economic quantities of gold, silver, copper, lead and zinc are formed as a result of the precipitation of ore minerals from up-welling hydrothermal fluids. There are several classes of epithermal deposits that are defined on the basis of fluid chemistry and resulting alteration and ore mineralogy. Fluid chemistry is largely controlled by the proximity to igneous intrusive rocks and as a result igneous fluid content.

Extrusive Rock:	Igneous rock that has solidified on the earth’s surface from volcanic action.

Fluid inclusion:
A cavity, with or without negative crystal faces, containing one or two fluid phases, and possibly one or more minute crystals, in a host crystal.  If two fluid phases are present, the vapor phase (bubble) may show Brownian motion.

Folds:	Flexures in bedded or layered rock formed when forces are applied gradually to rocks over a long period of time.

Fracture:	Breaks in a rock, usually due to intensive folding or faulting.

Gambusino:	An individual miner working without machinery.

Gangue:	Term used to describe worthless minerals or rock waste mixed in with the valuable minerals.

Gouge:	The finely ground rock that result from the abrasion along a fault surface.

Grade:
The concentration of each ore metal in a rock sample, usually given as weight percent.  Where extremely low concentrations are involved, the concentration may be given in grams per tonne (g/t) or ounces per ton (oz/t).  The grade of an ore deposit is calculated, often using sophisticated statistical procedures, as an average of the grades of a very large number of samples collected from throughout the deposit.

Hectare:	A square of 100 metres on each side.

Indicated Mineral
Resource:
An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as out-crops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral
Resource:
An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Lithology:	The physical characteristics of a rock or a rock formation.

Mafic:	A term used to describe ferromagnesian minerals. Rocks composed mainly of ferromagnesian minerals are correctly termed melanocratic.

Massive:	A term used to describe sulfide ores containing more than 50% volume of sulphide.

Measured Mineral
Resource:
A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineral Deposit or
Mineralized Material:
A mineralized body which has been intersected by sufficient closely spaced drill holes and or underground sampling to support sufficient tonnage and average grade of metal(s) to warrant further exploration-development work. This deposit does not qualify as a commercially mineable ore body (Reserves), as prescribed under SEC standards, until a final and comprehensive economic, technical, and legal feasibility study based upon the test results is concluded.

Mineral
Resource:
A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction.  The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Reserve:
A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineralization:	Usually implies minerals of value occurring in rocks.

Ore:	A natural aggregate of one or more minerals which may be mined and sold at a profit, or from which some part may be profitably separated

Probable Mineral
Reserve:
A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances a Measured, Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Properties as
prospects:	A property is a claim owned by a company and a prospect is a claim in which a company holds an interest.

Proven Mineral
Reserve:
A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Reserve(s):	A natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

Reverse
circulation drill:	A rotary percussion drill in which the drilling mud and cuttings return to the surface through the drill pipe.

Tailings:	Material rejected from a mill after recoverable valuable minerals have been extracted.

GLOSSARY OF ABBREVIATIONS

Ag:	Silver
Ag gm/t:	Silver grade measured in grams per metric tonne
AMR:	Advance minimum royalty payments
Au:	Gold
Au gm/t:	Gold grade measured in grams per metric tonne
Ba:	Barium
Co:	Cobalt
CSAMT:	Controlled source audio-frequency magneto telluric geophysical survey
Cu:	Copper
EIS:	Environmental Impact Statement
Fe:	Iron
43-101:	Canadian National Instrument 43-101
gpm:	gallons per minute
gpt:	grams per tonne
g/t:	grams per tonne
IP:	Induced Polarization geophysical survey
m.y:	Million years
Ni:	Nickel
NSR	Net smelter return royalty
Oz:	Troy ounce
oz/t or opt:	Ounces per ton.
Pb:	Lead
Pd:	Palladium
PGE:	Platinum Group Element
PGM:	Platinum group minerals
PPB:	Parts per billion
PPM:	Parts per million
Pt:	Platinum
S:	Sulphur
TD:	Total depth of a drill hole.
tpd:	Tonnes per day
U3O8:	Uranium oxide known as “yellow cake”.
VLF:	Very low frequency electromagnetic geophysical survey
VMS:	Volcanogenic massive sulphide

CONVERSION TABLES

Conversion Table
Imperial			Metric
1 Acre	=	0.404686	Hectares
1 Foot	=	0.304800	Metres
1 Mile	=	1.609334	Kilometres
1 Ton	=	0.907185	Tonnes
1 Ounce (troy)/ton	=	34.285700	Grams/Tonne

Precious metal units and conversion factors
ppb	- Part per billion	1	ppb	=	0.0010	ppm	=	0.000030 oz/t
ppm	- Part per million	100	ppb	=	0.1000	ppm	=	0.002920 oz/t
oz	- Ounce (troy)	10,000	ppb	=	10.0000	ppm	=	0.291670 oz/t
oz/t	- Ounce per ton (avdp.)	1	ppm	=	1.0000	ug/g	=	1.000000 g/tonne
g	- Gram
g/tonne	- gram per metric ton	1	oz/t	=	34.2857	ppm	=
mg	- milligram	1	carat	=	41.6660	mg/g	=
kg	- kilogram	1	ton (avdp.)	=	907.1848	kg	=
ug	- microgram	1	oz (troy)	=	31.1035	g	=

CORPORATE STRUCTURE

Name, Address and Incorporation

Quaterra Resources Inc. (“Quaterra” or the “Company”) was incorporated under the Company Act (British Columbia) on May 11, 1993 originally under the name Acquaterre Mineral Development Ltd. On November 30, 1993, the Company changed its name to Aquaterre Mineral Development Ltd. and ultimately became Quaterra Resources Inc. on October 23, 1997.  Quaterra’s domicile is British Columbia, Canada and the Company operates under the British Columbia Business Corporations Act SBC 2002 Chapter 57.

On March 4, 1997, the Company increased its authorized capital from 20,000,000 common shares without par value to 100,000,000 common shares without par value.

On October 23, 1997, the Company consolidated its issued and un-issued share capital on the basis of five pre-consolidation shares for one post-consolidation share, and increased its authorized capital to 100,000,000 common shares without par value.

On August 3, 1998, the Company cancelled its previous form of Articles and adopted a new form of Articles.

On April 25, 2005, the Company completed the transition procedures in accordance with the Business Corporations Act (British Columbia), (the “New Act”).

On June 17, 2005, the Company increased the number of common shares which were authorized to issue to an unlimited number of common shares and, on June 13, 2005, cancelled its former Articles and adopted new Articles to take advantage of provisions of the New Act. The New Act was adopted in British Columbia on March 29, 2004 replacing the Company Act (the “Former Act”).  The New Act requires the provisions formerly required in the Memorandum to be in the Company’s Articles.  The New Act eliminates the requirement for a Memorandum.

The Company’s registered and head office is located at 1100 – 1199 West Hastings Street, Vancouver, British Columbia, V6E 3T5.  Telephone: (604) 684-9384, Facsimile:  (604) 641-2740, website: www.quaterraresources.com

Inter-corporate Relationships

The flow chart below presents the Company’s legal corporate structure and the jurisdictions of the incorporation.

Note 1
Quaterra Alaska, Inc. is 100% owned by Quaterra Resources Inc. and holds Duke Island, Arizona, Wyoming and Utah Uranium properties, MacArthur, Yerington, SW Tintic, Gray Hills, Peg Leg, Herbert Glacier,  Copper Canyon, Willow Creek and Wassuk Copper.

Note 2	Quaterra Blackberry Nieves (BVI) JV Corp. is 50% owned by Quaterra Resources Inc. and holds 50% of the Nieves property.
Note 3	Minera Agua Tierra S.A. de C.V. is 100% owned by Quaterra Resources Inc. and holds Nieves, Los Crestones, Las Americas - Mirasol.

GENERAL DEVELOPMENT AND DESCRIPTION OF BUSINESS

Business Overview

Quaterra is an exploration stage company focused on exploration and development of mineral properties in North America.  The Company is currently exploring for copper, uranium, molybdenum, and precious metals in the United States and Mexico.  Quaterra’s exploration efforts are directed at properties with potential to host large base metal, precious metal, and uranium deposits.  When identifying prospects, the Company considers the following criteria:  infrastructure; environment and location that is favorable for building a mine; large tonnage and/or high grade potential; significant, unrealized upside; and opportunity to acquire a 100% interest under reasonable terms.

Quaterra made several acquisitions during 2008. On July 22, 2008, the Company acquired the Cave Peak molybdenum prospect from the State of Texas.  The prospect covers three breccia pipes, one of which contains significant molybdenum mineralization.   On September 30, 2008 the Company completed a joint venture agreement with EXMIN Resources Inc. on EXMIN’s East Durango concession.  Quaterra has the right to earn a 75% interest in EXMIN’s East Durango property.  The East Durango property consists of the 11,181 hectare Tecolote concession which abuts and is directly north of Quaterra’s Mirasol-Americas projects. On November 24, 2008 the Company secured an option with the Willow Creek Discovery Group, LLC to acquire 100% of the Willow Creek porphyry molybdenum prospect in southwestern Montana.   Willow Creek is a North American asset in a major mineral belt where Quaterra has the opportunity to earn a 100% interest and make a significant near-term discovery in an area with excellent infrastructure.

The economic crisis during 2009 made it extremely difficult to raise money, but Quaterra was able to complete several important joint ventures with well funded major companies.

On May 29, 2009, the Company signed an earn-in agreement with Freeport-McMoRan Exploration Corporation of Phoenix, Arizona (“FMEC”) for the Company’s Southwest Tintic copper project in Utah. In the terms of the agreement, FMEC has the exclusive right and option to acquire a 70% ownership interest in the Southwest Tintic property by making a US$275,000 property payment and by spending US$4.725 million on exploration over four years. Upon earning a 70% interest in the property, FMEC will either fund the Company’s share of costs through the delivery of a bankable feasibility study or convert its interest to a 1% net smelter return royalty if it determines not to deliver such a feasibility study.

On July 30, 2009, Quaterra announced receipt of notification from FMEC that it would extend its earn-in option at the Southwest Tintic copper project in Utah by making a US$275,000 property payment and paying 2009 Bureau of Land Management claim maintenance fees. To keep the option in good standing, FMEC must make a minimum expenditure of US$750,000 by August 29, 2010.

On August 27, 2009, Quaterra signed an earn-in agreement with FMEC for the Company’s Peg Leg copper project in Arizona. FMEC has the exclusive right and option to acquire a 70% interest in the Peg Leg project by spending US$3 million on exploration by December 31, 2012.

On September 29, 2009, Quaterra signed an option agreement with Copper Ridge Exploration Inc. (“Copper Ridge”) for the Company’s Duke Island copper-nickel-platinum-palladium property in southeast Alaska.  The agreement provides that Copper Ridge can earn up to a 51% interest by issuing one million pre-consolidation shares to the Company and spending $3.0 million on exploration by December 31, 2012. The amount of $750,000 of the $3.0 million is a firm commitment to be spent by December 31, 2012. Copper Ridge may increase its interest in the property to 65% by spending an additional $ 2.0 million on exploration by December 31, 2013.

On December 17, 2009, Quaterra announced that Goldcorp Inc. (“Goldcorp”) of Vancouver, B.C., has signed a letter of intent (“LOI”) with the Company. Under the LOI, Goldcorp has an option to acquire an interest in certain mining properties held by or acquired by the Company in central Mexico in return for funding generative exploration by Quaterra through a private placement of US$10 million in the Company over two years.

Goldcorp has an option to acquire up to 65% in any property in the central Mexico Interest, with the exception of Nieves, by spending $2 million over a two-year period on advanced exploration and by completing a bankable feasibility.

On January 29, 2010, an option agreement was signed with Goldcorp related to the above LOI.

For more information about the Company’s business, please refer to “Property, Plants and Equipment” below.

Property, Plants and Equipment

Nieves Silver Project, Mexico

Acquisition of Nieves

On March 13, 1998, Kennecott Exploration Company transferred its rights under the Nieves option to Western Silver Corporation (“Western”) in consideration for an uncapped 2% NSR on certain core claims and a 1% NSR on others.  Western completed an additional five holes at the La California vein, all of which hit significant narrow widths of silver with three containing at least one narrow intercept of +800 g/t silver.  Western subsequently assigned its rights to the Nieves Project as specified in an Underlying Agreement to Quaterra on March 26, 1999, in consideration for 1,444,460 common shares at a deemed price of $0.20 per share ($288,892).  In addition, Quaterra issued 360,000 common shares at a deemed price of $0.20 per share ($72,000) to the concessionaires in lieu of the US$50,000 option payment otherwise due under the terms of the Underlying Agreement.

On April 10, 2003, the Company completed a US$1.5 million limited partnership financing with Blackberry Ventures I, LLC (“Blackberry”), whereby Blackberry could earn a 50% interest in the Nieves property by funding two exploration programs of US$750,000 each.  The initial payment of US$750,000 received in the 2003 Fiscal Year was expended on a 5,300-metre drill program on the Nieves property.  During the 2004 Fiscal Year, Blackberry elected to continue by advancing a further US$750,000 towards a follow-up drill program completed in May 2005, thereby earning a 50% interest in the Nieves property.

Expenditures to Date

As of December 31, 2009, the Company has incurred $1,413,183 for acquisition costs and $2,017,463 for exploration expenditures giving a total of $ 5,335,196 in gross costs on the Nieves property, or $3,430,646 net of the recovery of $1,904,550 (US $1.5 million) from Blackberry.  Acquisition costs incurred to December 31, 2008 were $1,355,726 and exploration expenditures were $3,639,400 for a total of $4,995,166, or $3,090,616 net of recovery of $1,904,550 from Blackberry.

Location, Access and Infrastructure

The Nieves property is located in Zacatecas State, Mexico, approximately 150 kilometres northwest of the state capital of Zacatecas and 90 kilometres north of the mining community of Fresnillo.  The Nieves property lies within the Mexican Altiplano or “Mesa Central” region.  This region is flanked to the west by the Sierra Madre Occidental and to the east by the Sierra Madre Oriental mountain ranges.  The Altiplano in this region is dominated by broad alluvium filled plains between rolling to rugged mountain ranges and hills reaching up to 3,000 meters above sea level.  The property has excellent road access with the main paved highway to Nieves running along the northern portion of the Nieves property.

Nieves is the business centre for the Company’s exploration activities.  The nearest major population and services centre to Nieves is the mining town of Fresnillo.  Fresnillo offers a substantial professional work force experienced in mining and mining related activities in addition to most other supplies and services.  Access to Fresnillo and to the nearest international airport in Zacatecas is via paved highway.  There is a power line adequate to support a 100 tonne per day mill in place and an existing mill structure on the Nieves property at the Santa Rita vein area which may be refurbished.  There are two operating smelters within 350 kilometres of the property.

History and Recent Work

Together with Blackberry, Quaterra completed 30 holes totaling 16,367 meters between 2004 and 2006.  An independent technical report completed in November 2006 recommended a 10,000-meter drilling program to infill zones along the Concordia-San Gregorio vein system and to test other targets on the large land block.  A 16-hole, 5,388.8-meter drilling program, primarily consisting of infill holes on the Concordia vein, was completed between September and December 2007.

In September 2008, results of 16 holes of the 24 drilled between May and August 2008, totaling 6,173 meters were reported.  These assays, together with previous holes drilled, successfully defined both high-grade vein and potential bulk-mineable silver mineralization along the Concordia vein system over a horizontal distance of 400 meters, a depth of 150-200 meters and an average true thickness of 40 meters.  They also provide approximately 50-meter drill coverage both along strike and down dip on a 400 meter section of the Concordia vein.

All holes drilled between May and November 2009 contained significant mineralization except QTA-60. Hole QTA-65, drilled 50 meters east and 50 vertical meters above hole QTA-48 (47.48 meters averaging 142 g/t silver, including a 4.67 meter interval with 777 g/t silver), intersected 42.35 meters beginning at 62 meters averaging149 g/t silver, including 4.12 meters averaging 743 g/t silver.  Hole QTA-74, drilled 50 meters east and about 100 vertical meters below the QTA-55 intercept, cut 38.00 meters averaging 157 g/t silver, including a 3.9 meter intercept averaging 581 g/t silver.

The Concordia vein system represents a series of sub-parallel veins and veinlets that have been defined by mapping and drilling over a strike length of 1,100 meters.  The area of mineralization which the joint venture has drilled is open to the east and west.

Geology and Mineralization

The Nieves project occurs within a northwest trending mineral belt known as the Faja de Plata, which hosts many silver deposits. Silver mineralization on the Nieves property is best classified as low-sulphidation epithermal mineralization. There are three west-southwest bearing, steep south-dipping vein systems which, from south to north, are the Santa Rita-El Rosario; Concordia-Delores-San Gregorio; and the La California veins. The Santa Rita and Concordia-Delores-San Gregorio veins have historic production and are marked by numerous shafts, pits, dumps and old buildings. Mining ceased in 1910, with the onset of the Mexican Revolution. Several small-scale efforts to re-open the mines occurred thereafter but no modern exploration took place until 1994. Historic production focused on narrow bonanza veins, and production grades were in excess of 4,000-g/t silver.

The mineral occurrences in the Santa Rita and Concordia-Delores-San Gregorio veins are hosted in two to ten meter thick shear zones with reverse offset and secondary fault splays in the footwall. The sheeted < 2 meter wide silver-gold bearing veins were deposited during a period of distention and normal offset in Oligocene time. There are three types of veins: silica breccia, quartz-sulfide and ferroan carbonate. Sulfide content varies from minor to 50% pyrite-stibnite-sphalerite-chalcopyrite-galena; marcasite is present in the silica breccia veins. Identified silver minerals are tetrahedrite-pyrargyrite. A sulfidation alteration halo of 2-5% disseminated pyrite that weathers to an acid leached “bleached” white clay alteration surrounds the mineralized shears. This alteration is geochemically anomalous in gold-arsenic-antimony with erratic silver-copper-lead-zinc. An Eocene-Oligocene paleo-erosion surface in the northwest corner of the district indicates that the historic mines have exploited only the upper third of the epithermal mineral system.

The Concordia-Cerro San Gregorio zone, based on alteration and geophysics, has dimensions of 2.5 kilometers by 1.5 kilometers and generally trends northeasterly.  La California zone is about 2.5 kilometers long by 250 meter wide.  The Santa Rita zone also trends northeasterly and is approximately 2 kilometers long by 600 meters wide.

Both the Concordia-Delores San Gregorio and the Santa Rita vein systems at Nieves have excellent potential for both narrow zones of +500 g/t silver and a surrounding envelope of stock work mineralization with +50 g/t silver that may represent a bulk tonnage target. The top of the mineralized vein zone is marked by boiling textures observable in drill core at depths of 150-200 meters below surface. The near surface mineralization exposed on San Gregorio Hill and along the Santa Rita vein on Santa Rita Hill is interpreted as manto style (rootless) mineralization trapped in porous sediments at the base of Tertiary volcanic rocks.

Sampling and Analysis

Drill hole orientations are generally perpendicular to the strike of the overall structural trend of the vein(s) targeted. HQ (63.5 mm) is the standard drill core diameter. NQ (47.6 mm) was used locally as an extension (a tail) where drill conditions were difficult. The holes are located using a RTK Trimble (model R8), double frequency GPS with precision to 1 cm. Down hole survey readings were recorded on average approximately every 50 or 100m depending on the length of the hole using an Eastman Single Shot instrument. Survey results have been corrected for magnetic declination (+9º). Dip variations in the drilling to date are typically not more than 10% for any interval.

Drill core is collected from the drilling rig and brought to the core storage facility on the Nieves Property for logging and sampling, by the project or assistant geologists, on a daily basis. At the core storage/logging facility, the core is measured, core recovery estimated, and the rock types, alteration minerals, textural features, structures, veining, and mineralized zones documented. Sample intervals are measured marked with permanent marker, and given a sample number and sample tag by the geologists. From this point, technicians are given the core to split, using a core saw, into halves where one half of each interval was placed with the sample tag into a sample bag and marked with the sample number. The other half is placed back into the core box in it original position and the core boxes were then stacked and stored in order and by hole number. Where the veins are coherent they are sawed in half perpendicular to the “grain” to get a representative split.

The geologists visually selected sample intervals based on the presence of quartz-carbonate veins, silicification or the presence of sulphide minerals. Any significant mineralized zones were also sampled for several meters below and above and generally samples were kept to between 0.05 m and 4.2 m in length to encompass entire vein structures.

Drill core samples from the exploration programs were marked by supervising and core logging geologists before being split using a diamond saw. Samples were placed into individual plastic bags marked with a unique sample identification number and with a sample tag placed into the bag. Sample ID numbers and meterages were also written onto the core trays. Samples were then packaged into sealed sacks and taken by Quaterra employees to ALS Chemex Laboratories in Guadalajara for analysis.

ALS Chemex is an ISO 9001:2000, ISO 17025:2005 and Standard Council of Canada accredited laboratory with preparation and analytical laboratories operating in over 16 countries. All samples were analyzed using a 41 element ICP method, in addition to analyzing gold and silver by standard fire assay. Lead and zinc values over 10,000 ppm and silver values over 100 ppm were re-assayed by atomic-absorption methods.

Security of Samples

Internal quality assurance and quality control procedures have been utilized by Quaterra for the 2009 NI43-101 compliant resource estimate.  A check sampling program whereby approximately 10% random samples and pulps/rejects available from the drilling were quartered, split sent for check analyses. Routine analysis of standard reference material (standards) began in 2007 with the insertion of a commercially prepared standard. At least two standards were included with each hole. Standard reference material was inserted into the sample sequence approximately every 20th sample after the start of each drill hole.

Duplicate samples included 159 splits of previously prepared pulps and 6 coarse reject samples from the Concordia drill holes (approximately 3.5% of the Concordia samples or 10% of samples with a primary assay greater than 10 g/t silver used in the resource estimate) were submitted for check analysis in December 2008.  These samples were packaged and shipped using the same security protocols as drill core samples. A statistical analysis of the results showed a good correlation between the original and the duplicate assays.

Mineral Resources

On March 2, 2009, Caracle Creek International Consulting Inc. of Toronto, Canada, completed a NI43-101 compliant independent resource estimate for the Nieves silver property in northern Zacatecas, Mexico (Table 1-1).

Table 1-1
Estimated mineral resources
Concordia vein system, Nieves Property

Category	Tonnes	Ag (g/t)	Au (g/t)	Ag (oz(troy))	Au (oz(troy))
Indicated	2,897,571	110.231	0.126	10,269,203	11,701
Inferred	2,256,596	96.562	0.115	7,005,797	8,373

Prepared by Michelle Stone, P.Geo., Caracle Creek International Consulting Inc., an independent Qualified Person within the meaning of NI 43-101, using a reporting cut-off grade of 60 g/t Ag.

The Nieves property has an initial indicated resource of 2.9 million tons averaging 110.2 g/t silver and contains 10.26 million ounces of silver.  An inferred resource of 2.3 million tons averaging 96.6 g/t silver contains an additional 7.0 million ounces of silver.  A summary of indicated and inferred resources at various cutoff grades is shown in Table 1-2.

The Caracle Creek report concludes that the resource displays strong continuity along strike and down dip and that mineralization continues beyond the extent of current drilling.  The report recommends additional drilling to the west and east along the Concordia vein at a drill spacing of 100 metres or less to expand the mineralization and closer spaced drilling on 10-20 metre centres to define the extent of high grade mineralization (+500 g/t silver).

Drilling completed in 2008 was successful in defining a large proportion of the resource at Nieves as an indicated mineral resource category.  This drilling shows that the mineral resource displays strong continuity along strike and down dip and that mineralization continues outside of the current drilling extents.

The data and methodology utilized for the resource estimate is as follows:

•
The resource model has been generated from a database containing a total of 44 diamond drill and 2 reverse circulation holes collared from the surface.  Drill holes have been oriented to intersect the mineralized zone at a spacing of 50-60m down to approximately 250m depth.  Below this depth drill hole spacing is irregular.  All drilling has been conducted from the hangingwall side of the Nieves property and planned to intersect perpendicular to the orientation of the mineralized domain.

•
Drill hole samples have been analyzed for silver and gold at ALS Chemex in Vancouver. All sample results were monitored with an appropriate QA/QC program.  Bulk density was measured on core and pulp samples through the mineralized zone by ALS Chemex.

•
The zone which hosts the mineralization at Nieves has been interpreted using a combination of geological information and sample grade results in the drilling data.  This “mineralized domain” includes thin, discrete hangingwall and footwall veins in addition to the Concordia vein and strikes approximately 250° for a distance of approximately 835m, dips -65º to the south and extends to a depth of at least 900m.  The thickness of the mineralized domain ranges from several metres to approximately 80m, with an average thickness of about 20m (true).  The mineralized domain is open to the east, west and down dip.

•
Sample data has been composited to 2m intervals. The presence of potential outlier sample data has been evaluated and appropriate top cuts were applied for silver (371.2 g/t) and gold (0.4175 g/t). The grade of blocks measuring 10m by 5m by 2m has been estimated using inverse distance squared.

A technical report on the Nieves property has been filed with SEDAR.

Table 1-2
Estimated mineral resources
Concordia vein system, Nieves Property

Ag range (g/t)	Classification	Tonnes	Ag (g/t)	Au (g/t)	Ag (oz(troy))	Au (oz(troy))
0.0-> 15.0	Indicated	133,189	8.348	0.046	35,749	198
	Inferred	1,477,235	8.074	0.050	383,484	2,365
15.0-> 30.0	Indicated	326,164	22.400	0.071	234,901	748
	Inferred	2,988,093	22.790	0.049	2,189,450	4,714
30.0-> 60.0	Indicated	863,267	46.909	0.082	1,301,973	2,270
	Inferred	4,587,616	44.857	0.063	6,616,366	9,240
60.0-> 90.0	Indicated	1,258,964	74.543	0.101	3,017,304	4,084
	Inferred	1,275,489	72.304	0.100	2,965,086	4,102
90.0-> 120.0	Indicated	754,187	103.125	0.123	2,500,575	2,990
	Inferred	507,865	103.329	0.122	1,687,208	1,998
120.0-> 150.0	Indicated	388,788	134.132	0.144	1,676,647	1,799
	Inferred	250,484	134.991	0.136	1,087,134	1,092
150.0-> 300.0	Indicated	480,704	188.975	0.175	2,920,646	2,709
	Inferred	221,639	176.033	0.164	1,254,409	1,171
300.0-> 500.0	Indicated	14,927	320.946	0.258	154,029	124
	Inferred	1,117	332.728	0.280	11,949	10
Prepared by Michelle Stone, P.Geo., Caracle Creek International Consulting Inc. an independent Qualified Person within the meaning of NI 43-101, showing tones in various Ag ranges.

Quaterra is optimistic that closer-spaced drilling within the currently defined resource will demonstrate continuity of high-grade zones that were difficult to constrain in the current model. Moreover, the chances of significantly expanding the resource are excellent, considering that the current resource estimate covers only one-third of the Concordia vein and several other veins with high grade mineralization occur on the property. The Company signed a core drilling contract with BD Drilling Mexico and began a 5,000 meter program on November 7, 2009.

Las Americas – Mirasol-Tecolotes, Mexico

Staking of Mirasol and Americas Project

Quaterra’s Mexican subsidiary, Minera Agua Tierra, is the 100% owner of thirteen concessions totaling 82,926 hectares (320.18 square miles) that were staked in 2006 and 2007.  The project initially consisted of two separate land blocks until mapping in 2008 suggested that the open area between Americas and Mirasol was also prospective.  The intervening area was staked forming one land block.

Expenditures to Date

Acquisition costs incurred to December 31, 2009 were $381,710 and exploration expenditures were $1,885,230 for a total of $2,266,940.  Acquisition costs incurred to December 31, 2008 were $349,961 and exploration expenditures were $1,679,426 for a total of $2,029,387.

Location, Access and Infrastructure

The Mirasol and Americas projects are located in the municipality of Simon Bolivar, Durango, Mexico, about midway between the cities of Durango and Torreon in the central part of the Mexico Silver Belt or Faja de Plata.  Mirasol is located on the SW margin of the Ahuichila graben, a distensional tectonic feature that formed in Eocene time.

History and Recent Work

In 2007, a 1:5,000-scale geologic map of the original Mirasol and Cerro Concessions identified a seven by five kilometer area of silicified and brecciated limestone with quartz-calcite veinlets and accessory flourite-alunite-stibnite-cinnabar.  A 5,050-meter, 38-hole RC “scout” drill program was completed late in 2007 to test the large alteration area at depth and probe for potential feeder zones.

In 2008, six widely spaced reconnaissance core holes totaling 2,515 meters were completed at Quaterra’s 100%-owned Las Americas project at Americas in the fourth quarter to evaluate a series of northwesterly striking epithermal quartz veins.  One of the holes contained significant silver mineralization.  Hole AMD-3 intersected 32 meters of 28 g/t silver in the Marimar vein beginning at a depth of 80 meters, including 2.5 meters averaging 222 g/t silver (8.2 feet averaging 6.5 oz/ton). The Marimar vein is 300 meters east of the other known veins and surrounded by post-mineral alluvium.

Continued mapping and sampling in the Mirasol concession, which is adjacent to Americas has identified a new gold prospect at Loma Aguila.  A low-lying zone of silicified limestone outcrop and rubblecrop covering an area of about 100 meters by 150 meters in the midst of a flat alluvial plain contains anomalous to ore-grade gold mineralization, with 31 of 139 rock chip samples (22%) containing gold values greater than 0.1 ppm gold.  Six samples contain greater than 1 g/t gold including a high value of 2.78 g/t.  The showing is interpreted to be part of a hydrothermal feeder vent at a deeper erosional level than other mineralized showings in adjacent areas.

Geology and Mineral Deposits

The Mirasol prospect consists of a gently dipping sequence of Cretaceous limestone overlain by Eocene Conglomerate and Miocene andesite to rhyodacite tuff to the south.  A 1:5,000-scale geologic map of the original Mirasol and Cerro Concessions completed in 2007 identified a seven by five kilometer area of silicified and brecciated limestone with quartz-calcite veinlets and accessory fluorite-alunite-stibnite-cinnabar.

The Americas prospect is in the far west portion of the Mirasol concession and is an extension of Hecla Mining’s San Sebastian hydrothermal system.  The property encompasses an elongate, northeasterly-trending zone of hydrothermally altered rhyodacite and several large white silica “crestones” or veins that are up to 30 meters in width and outcrop up to a kilometer along strike.  There are numerous old mercury mines with ruins, dumps and open pits up to 40 meters wide, 75 meters long and 25 to 35 meters deep.  The mercury occurs in both the oxidized altered rhyolite as native mercury and in the white silica as finely disseminated cinnabar.

Future Plans

Additional mapping, sampling and geophysical surveys are planned for both the Americas and Mirasol prospects, with drilling tentatively scheduled for 2010.

Los Crestones, Mexico

Staking of Crestones

Quaterra staked 2,100 hectares at Crestones in 2003 and in 2006 staked an additional 3,547 hectares.

Expenditures to Date

Acquisition costs incurred to December 31, 2009 were $89,109 and exploration expenditures were $1,393,538 for a total of $1,482,647.  Acquisition costs incurred to December 31, 2008 were $84,334 and exploration expenditures were $1,392,870 for a total of $1,477,204.

Location, Access and Infrastructure

The exploration concessions are located on the southwest side of a medium sized granitic pluton on the eastern edge of the Sierra Madre Occidental in northern Durango State of west-central Mexico.  The property is between the latitudes of 25.92° and 25.96° north and 105.09° and 105.13° west longitude.  The town of Inde is about 10 kilometers to the southwest of the property while the larger town of Santa Maria del Oro is located about 20 kilometers to the northwest.  The city of Durango is a five hour drive to the south.  Access to the property is very good with a paved highway from Santa Maria del Oro, through Inde and on to the town of Vetarron, 2km more on dirt road leads to the turn off to El Pajaro, another 7km to the north and on the edge of the property.  A local dirt road gives access to most of the property.  Electric power lines service all the small towns mentioned above.

History and Recent Work

Between 2004 and 2006, detailed mapping and sampling programs were completed.  The work delineated a hot spring gold-silver target with widespread silicification, flat-lying silica sinter aprons and quartz veining along high-angle, graben faults.  Rock chip samples show anomalous Au-Ag values with occasional spikes up to ore grade; and strongly anomalous mercury, arsenic and antimony values which are typical of the upper levels of hot spring-related gold silver mineral systems.  The level of exposure is clearly above the boiling zone and the gold numbers are consistent with those found in the top of epithermal gold systems.

Geology and Mineral Deposits

Crestones displays geologic characteristics that are broadly similar to both the Magistral de Oro district, located 20 kilometers northwest and the Inde District that lies 12 km west.  Magistral de Oro has a recorded production of greater than 1.0 million ounces gold and the Inde district has produced 0.5 million ounces of gold from one mine as well as significant silver-lead-zinc production from numerous small mines.  All three districts have prominent aeromagnetic highs that represent oxidized intermediate to felsic intrusive stocks.  The mineralization in all three districts is interpreted to be genetically related to these intrusives.  Granodiorite is the host rock at Magistral de Oro. Bufa Inde, a prominent peak in the center of the Inde District, is a quartz porphyry stock.  Both granodiorite and quartz porphyry occur at Los Crestones.

Future Work Plans

Exploration at Crestones is complicated by the fact that a series of listric faults have offset the entire hydrothermal system to the northeast for an undetermined distance.  Possible additional exploration is dependent on receiving title to two adjacent claims at Inde.  When this occurs the area will be mapped and if the results are encouraging, an IP survey may be carried out in the alluvium filled valley between Crestones and Inde to look for the downward continuation of Crestones mineral system.

MacArthur, Nevada, USA

Acquisition and Staking of Copper Claims

The MacArthur property consists of 409 unpatented lode claims totaling approximately 8,450 acres on lands administered by the US Bureau of Land Management (“BLM”).  The claims are held by means of a mineral lease with option to purchase, executed on August 27, 2005, followed by two amendments dated January 16, 2007 and August 6, 2007, and an addendum dated January 9, 2010 with North Exploration LLC (“North”).  The Company has the right to purchase the claims from North by making a US$1,770,000 payment by January 15, 2011 and issue 150,000 common shares, subject to regulatory approvals. Quaterra’s purchase is subject to a two percent Net Smelter Return (“NSR”) royalty with a royalty buy down option of US$1,000,000 to purchase one percent of the NSR, leaving a perpetual one percent NSR.

Expenditures to Date

Acquisition costs incurred to December 31, 2009 were $1,069,819 and exploration expenditures were $8,299,960 for a total of $9,369,779.  Acquisition costs incurred to December 31, 2008 were $812,380 and exploration expenditures were $7,452,228 for a total of $8,264,608.  A payment of US$350,000 for the purchase of the PIT claims will be deducted from the final payment due to North Exploration LLC for the McArthur properties.

Location, Access and Infrastructure

The MacArthur Copper Property is located near the geographic center of Lyon County, Nevada, USA along the northeastern flank of the Singatse Range approximately seven miles northwest of the town of Yerington, Nevada.  The property is accessible from Yerington by approximately five miles of paved roads and two miles of maintained gravel road.  A 100-foot wide gravel haul road that accessed the MacArthur open pit copper mine during the 1990s leads 5 miles south to the Yerington Mine.  Beyond the MacArthur pit area are several existing historic two-track dirt roads that provide access throughout the property.  Topographic coverage is on US Geological Survey “Mason Butte” and “Lincoln Flat” 7.5’ topographic quadrangles.  The nearest major city is Reno, Nevada approximately 75 miles to the northwest.

History

Over the history of the MacArthur project, several operators have contributed to the current drillhole database of more than 300 holes.  During the late 1940s, Consolidated Copper Mines attracted the interest of the US Bureau of Mines to complete 7,680 feet of trenching in 1948 and followed up with eight diamond drillholes for 3,414 feet in 1950. Anaconda, searching for shallow oxide feed for their Yerington mine, acquired leases and began investigations at MacArthur including 33 shallow drillholes (during 1955, 1956, and 1957).

In 1963, Bear Creek Mining Company (Bear Creek) optioned claims on the MacArthur property and completed large-scale geologic mapping, rock chip (and float) grid sampling, alteration mapping, Induced Potential (IP) and audio magneto-telluric geophysical surveys, and drilled at least fourteen air rotary holes, the deepest to 663 feet.  At least four holes for 1,237 feet were drilled to satisfy claim staking location work.  Exploration drilling was targeted on limonite cappings and on IP anomalies.  Bear Creek drilled north and west of the MacArthur pit boundaries, focusing most of their attention and drilling in the Gallagher area.

During 1967 to 1968, The Superior Oil Company (Superior) optioned the claims formerly held by Bear Creek and drilled eleven holes as rotary pre-collar, core finish, for 13,116 feet testing the concept that a deep primary sulfide-bearing porphyry copper ore shell might underlie the MacArthur oxide mineralization heretofore tested no deeper than 663 feet.  Two of Superior’s holes were collared along the current north margin of the MacArthur pit while the remainder fall within Quaterra’s claim boundaries.  Superior failed to meet objectives and abandoned the claims in the late 1960s.

During the early 1970s, with the Yerington mine nearing the end of its life, Anaconda acquired a land position and launched an extensive trenching and rotary drilling program (over 225 rotary holes for approximately 46,000 feet in 1972 and 55 rotary holes for approximately 9,809 feet in 1973) over and adjacent to the present day MacArthur pit.  The result was a resource approaching 13 million tons of plus 0.4 percent Cu (1972 data only), described as an oxidized low-grade copper deposit which has been locally enriched by exotic copper.  Anaconda’s resource calculations were developed into the mine plan supporting the 5.5 million tons at 0.30 percent Cu mined from the MacArthur pit by Arimetco during 1995-1997.

During 1987 to 1991, Pangea located 304 unpatented lode claims and conducted an aggressive gold evaluation of the MacArthur area from the present day MacArthur pit westerly to the Gallagher area.  Pangea’s program included over 549 rock chip samples, geologic and alteration mapping, followed by trenching two target areas.  Eight trenches for 1,420 were cut and sampled in the Gallagher area and four additional trenches for 720 located in an undefined “north target”.  Anomalous gold values (41 samples exceeding 0.5 g / tonne Au) led to a 15-hole / 2,110-foot reverse circulation drilling program with 1,310 feet in seven holes testing the Gallagher area.  Pangea found the drilling results discouraging (best gold value of 0.026 oz / short ton over five feet) and abandoned the property thereafter.

Metech Pty. Ltd., of Perth, Australia was commissioned to prepare an ore reserve and mining planning study of the MacArthur deposit in 1989. Metech digitized the Anaconda data set which consisted of 11,529 assay intervals from 290 drill holes. The Metech study developed a statistically controlled Kriged ore body model of the MacArthur deposit within defined zones of mineralization. The study reported the definition of a (non 43-101 compliant) overall “geologic reserve” of 63.2 million tons grading 0.26% TCu at a 0.18% TCu cut-off.

In 1989 Arimetco International (“Arimetco”) purchased the Anaconda Yerington district properties and consolidated a major land position consisting of over 8,500 acres including 85 patented claims.  Arimetco entered the district to extract copper by heap leaching methods, with initial production from the Anaconda Yerington mine oxide stockpile and Yerington mine vat leach tailings.  Arimetco’s leach pads were located on the Yerington mine dump and tailings sites approximately five miles south of the MacArthur property.  During evaluation and mining of the MacArthur mine, Arimetco drilled an unknown number of holes as a check on Anaconda’s 1972 to 1973 drilling.  Anaconda’s drilling and resource calculations provided the mine planning data for Arimetco’s MacArthur mine.

Arimetco mined a total of six million tons at an estimated grade of 0.36 % total copper using open pit methods from the MacArthur deposit in the period of 1995 to 1998.  The low-grade oxide ore was trucked to heaps at the Yerington site where it was successfully processed with operations to remove copper from the Yerington mine tailings using a solvent extraction electro-winning process.  Due to financial difficulties resulting primarily from the low price of copper, Arimetco sought protection under Chapter 11 of the U. S. bankruptcy Code in January 1997 and suspended all operations in 2000.   After Arimetco’s departure, the mining Claims over the deposit were allowed to expire.  No consistent, large-scale mining has occurred on the site.

Geology

The MacArthur copper deposit forms part of the Yerington mining district which includes at least three, large, porphyry copper deposits (Yerington, Ann Mason, Bear-Lagomarsino), as well as two large IOCG deposits (Pumpkin Hollow, and Minnesota).  Mineralization ranges from disseminated porphyry copper occurrences to skarn, limestone replacement, and vein type deposits.

The Yerington area is underlain by early Mesozoic volcanic and sedimentary rocks now exposed along uplands in the Singatse Range in the west and the Wassuk Range to the east.  These Mesozoic rocks were intruded by two Middle Jurassic batholiths, an older granodiorite (Yerington Batholith) and younger quartz monzonite (Bear Quartz Monzonite) that comprise the majority of outcropping rocks in the district.  These batholiths were themselves intruded by another Middle Jurassic quartz monzonite event moderately to steeply north dipping quartz-biotite-hornblende porphyry dike swarms, associated with copper mineralization, striking north-northwesterly across the entire mining district.

Early to Middle Tertiary volcanics deposited ash flow tuffs prior to the advent of normal, faulting associated with Late Tertiary basin-and-range extension that displaced and tilted all of the above-mentioned rocks.  These faults dip east and are curved, concave upward, so that the dip of the fault flattens eastward.  Net displacements are in an east-west direction.  The geologic section is completed by post-faulting conglomerates and alluvium section.

At MacArthur, the older granodiorite underlies most of the northern and western parts of the Company’s claim block.  The intrusive weathers as an irregularly orange stained, medium olive green, fine to medium grained rock.  Greenish epidote and minor orange limonite staining are present to common.  Megascopic rock constituents include ~50 percent plagioclase, ~20 percent orthoclase, <20 percent quartz, 5 to 20 percent mafics (hornblende), 1 to 10 percent epidote, (and minor magnetite and other opaques) overprinted by irregular orange limonite alteration.

The quartz monzonite, cropping out along the east part of the claim block and underlying the MacArthur pit, is beige to light gray to off white, fine to medium grained, hard but well-fractured, with minor textural variants.  Megascopic constituents include ~30 percent orthoclase, ~30 percent plagioclase, ~ 20 percent quartz, and 5 to 10 percent hornblende.  In bench walls at the MacArthur Pit, quartz monzonite hosts conspicuous light brown limonite alteration banding (averaging 4 to 6 per foot) sub-parallel to the steeply north dipping, west-northwest trending quartz porphyry dikes.  Along the eastern portions of the property, including the eastern third of the MacArthur pit, quartz monzonite assumes a light gray color due to widespread sodic-calcic alteration.

A phase referred to as the “border-phase quartz monzonite” commonly lies at the contact between the granodiorite and the quartz monzonite. The border-phase quartz monzonite is finer-grained than the quartz monzonite and has more abundant potassium feldspar. The border-phase may represent a contact zone between the quartz monzonite and granodiorite or may represent another Middle Jurassic intrusive event.

Quartz porphyry dikes that host a large portion of the primary copper mineralization at Anaconda’s Yerington mine are associated with all copper occurrences in the district. The porphyry dikes at MacArthur are classified by dominate mafic minerals into quartz biotite porphyry and quartz hornblende porphyry, each subdivided further based on composition and alteration. Dikes contain feldspar crystals and either hornblende or biotite crystals set in an aphanitic matrix. The structures are typically ridge-formers with widths to 50 feet, dip steeply to the north, and follow a penetrative north-northwest (S60°E to S80°E) structural fabric. Narrow (<10 feet) fine grained andesite dikes, post porphyry diking, follow the same NNW structural fabric.

Both Jurassic and Tertiary age andesite dikes in the walls of the MacArthur Pit can be traced from bench to bench and projected across the pit floors. The Jurassic dikes are commonly very fine grained, dactylitic plagioclase-bearing porphyries that pinch and swell as they fill fractures and intrude the hornblende and biotite quartz porphyry dikes. Tertiary hornblende andesite dikes are similar, but coarser grained than the Jurassic andesite dikes, containing abundant, acicular, black hornblende phenocrysts and occasionally plagioclase phenocrysts.

The Mesozoic intrusive rocks are unconformably overlain by a series of nine Mid-Tertiary ash flow tuff units.  Quaterra’s claims partly cover one of the units, the Guild Mine Member, a crystal rich ash flow tuff dated at 27.1 to 25.1 Ma.

Mineralization

The MacArthur deposit is part of a large, partially defined porphyry copper system that has been complicated by complex faulting and possible post-mineral tilting. Events leading to the current geometry and distribution of known mineralization include 1) emplacement of primary porphyry copper mineralization; 2) supergene enrichment resulting in the formation of a widespread, tabular zone of secondary chalcocite mineralization below outcrops of totally oxidized rocks called a leached cap; and 3) oxidation of outcropping and near-surface parts of this chalcocite blanket coupled with partial remobilization of copper to form the upper zone of oxide copper now exposed in the MacArthur pit.

Based on drilling to date, the copper deposit is a 50-150 foot thick, tabular zone of secondary copper (oxides and chalcocite) covering an area of approximately 1.5 square miles.  This mineralized zone has been only partially delineated and remains open for extension to the north, west and south.  The flat-lying zones of oxide copper mirror topography, exhibit strong fracture control and range in thickness from 50 to 100 feet.  Secondary chalcocite mineralization forms a blanket up to 50 feet thick that is mixed with and underlies the oxide copper.  Primary chalcopyrite mineralization has been intersected in several locations mixed with and below the chalcocite.  The extent of the primary copper is unknown as most of the drill holes bottomed at 400 feet or less.

Copper oxide mineralization is visible in the MacArthur open pit where a total of twelve, 7-meter high benches step down toward the northeast following the original topography.  The excavation exposes copper mineralization including chrysocolla, copper wad (neotocite), pitch  limonite (vitreous, goethite) and minor amounts of malachite and azurite all hosted in medium grained, biotite, quartz monzonite.  Although copper wad (neotocite) and chrysocolla are exposed in the pit walls throughout most of the pit area, the copper wad is more abundant near the western end of the pit while chrysocolla is more common near the east end.  “Pitch” limonite, (goethite) after chalcopyrite occurs sporadically as individual disseminations as well as along hairline veinlets containing biotized hornblende.

A significant amount of chalcocite has been intersected in drillholes.  Chalcocite is seen on drill chips coating pyrite and chalcopyrite as weak to strong coatings and is strongest when pooled around the MacArthur fault.  Chalcopyrite is present as disseminations and veinlets, with or without chalcocite.  As much of the historic drilling was stopped at shallow (<400 foot) depths, the scope and extent of chalcopyrite mineralization has not been fully defined.  Hole QM-040, drilled at the western end of the northern most section of drill holes intercepted a drilled thickness of 260 feet of predominantly chalcocite mineralization (with moderate amounts of chalcocite coating chalcopyrite) below the MacArthur fault averaging 0.38% TCu at a depth of 140 feet, including 20 feet assaying 1.48% TCu.  The hole bottomed in mineralization at a total depth of 400 feet.

Both copper oxide and chalcocite mineralization occur over approximately 9,000 feet east-west by 4,500 feet north-south as defined by drilling as illustrated in the attached three-dimensional model.  Copper oxides are structurally controlled coating fractures, joint surfaces, and developed as green or black “streaks” within shears and faults over several feet.  Oxide mineralization occurs as a general, flat-lying geometry extending down as much as 150 feet or deeper below surface.  Chalcocite mineralization forms a flat-lying blanket, up to 50 feet thick, mixed with and below oxide mineralization.

Primary chalcopyrite mineralization occurs irregularly with chalcocite and as porphyry style disseminations or as veinlets in quartz monzonite below both the oxide and chalcocite mineralization where it is associated with potassic alteration.  The Company’s drilling program in the Gallagher area has delineated a zone of chalcopyrite mineralization that extends over a north-south distance of 2,500 feet. The primary sulfide zone has a defined width of 500 feet and extends to a depth of approximately 650 feet.

Chalcopyrite mineralization has also been identified north of the pit in association with pervasive sericite and magnetite in quartz monzonite.  The chalcopyrite mineralized zone (partially enriched with chalcocite) in hole QM-068 averages 1.15 % TCu over a drilled thickness of 115 feet at a depth of 470 feet.  The zone is believed to have the potential of developing down-dip to the north toward a possible porphyry center at depth.

Exploration and Drilling Results

Quaterra acquired the digitized Anaconda exploration and drilling data package in August 2006 and commenced a review of the deposit geology and mineralization model using Datamine software.  The data was used to assess the required drilling and sampling to complete a technical report on the MacArthur Project with the objective of preparing a 43-101 compliant resource estimate.

The lateral zonation of supergene copper minerals visible at the surface, a possible chalcocite blanket to the north of the pit, and a large, pervasive phyllic alteration zone to the north and west of the mine workings, all suggested that the MacArthur deposit could have a significant potential for growth; both in the form of copper oxides and as primary sulfides in a related porphyry system.

In April 2007, the Company commenced a drilling program to twin approximately 10% of the shallow holes that defined the previously explored copper oxide mineralization at MacArthur and to identify extensions of copper oxide and chalcocite mineralization in the vicinity of the open pit.  The program also included 5 deep core holes to investigate the potential for primary copper mineralization in relation to a primary copper porphyry system at depth.

The 20-month drilling program totaled 80,100 feet in 173 holes including 23,900 feet of core in 49 holes and 56,200 feet of reverse circulation drilling in 124 holes.  Although limited to a maximum disturbance of 5 acres under a Notice of Intent permit, the program was designed to maximize the use of existing roads and disturbances.  The drilling successfully targeted a deeper chalcocite zone in step-out holes from the pit, expanded the known oxide mineralization, and encountered a large, underlying tabular blanket of mixed oxide-chalcocite mineralization that remains open for extension by additional drilling.  The 50-150 foot thick zone of secondary copper has been defined over an area of approximately 1.5 square miles.  The chalcocite blanket is associated with and overlies primary chalcopyrite mineralization verified by deeper drillholes in the western and northern margins of the drilled area.  The primary copper mineralization in the northern area is a target for a possible porphyry center.

A helicopter-borne aeromagnetic survey conducted over the project early in 2008 coupled with an inversion of historical IPR data presents a geophysical interpretation of the MacArthur project area is both indicative of mineralization presently identified on the project and encouraging for future growth of the deposit though additional drilling.  High magnetic anomalies located at the southwest and northeast margins of the drilled areas present attractive targets for the discovery of primary sulfide mineralization.  The North Porphyry target to the northeast is further substantiated by both coincident IP and low resistivity anomalies.  Limited drilling near the North Porphyry target and in the Gallagher prospect to the southwest has intersected significant widths of chalcopyrite mineralization.  The strongest part of both anomalies remain untested as does a large area of subdued magnetic response due partially to the intense leaching of the near surface rocks that resulted in the formation of the oxide copper and chalcocite zones.

Drilling on the MacArthur project was suspended through most of 2009 pending receipt of a Plan of Operations (POO) drilling permit.  On October 28th the Company received the approval of the MacArthur POO and the BLM Record of Decision with a Finding of No Significant Impact (FONSI). The POO environmental assessment anticipates a total surface disturbance of 200 acres as a result of drilling activities throughout much of the project area.  The first phase of exploration includes 25.5 acres of surface disturbance related to 274 approved drill sites and includes access roads, overland travel and trenching for bulk samples.

Future Work Plans

A 15,000 foot reverse circulation drilling program was initiated in early December 2009. The program is planned to test the northern extension to higher grade acid soluble copper mineralization on 500 foot centers northwest of the pit (where QM60 intercepted 260 ft. averaging 0.38% Cu at a depth of 140 ft.) and filling in an undrilled area west of the pit (where QM67 intercepted 50 ft. averaging 0.42% Cu at a depth of 175 ft.).  An additional 4,000 feet of drilling in 2 to 3 deep holes are scheduled in early 2010 to test the North Porphyry target.  An induced polarization geophysical survey has been completed at MacArthur to target the deep drilling. The Company plans to update the MacArthur 43-101 resource estimate forthcoming completion of the drilling program.

Quaterra’s future plans for the MacArthur project include reducing drillhole spacing, preliminary metallurgical testwork, initiating mine planning and baseline environmental studies, continued surface geologic mapping, and securing adequate supplies of water and power.  Attention will be directed to metallurgical leach column tests with oxide-bearing host rock readily sourced from the MacArthur Pit.  Large diameter drilling will be necessary to obtain adequate sample material from the non-outcropping chalcocite and chalcopyrite mineralization. These items are required for the project to proceed toward feasibility.

Sampling, Analysis and Security of Samples

The MacArthur drilling program is routinely supervised in the field by the project geologist for monitoring recovery, proper sample handling and accuracy in labeling. Drill core (HQ diameter) and reverse circulation samples are delivered from the drilling rigs to the core and sample storage facility in Yerington by the drillers at the end of each 12 hour shift for logging and sampling by the project geologists.

At the core storage/logging facility, core is photographed, measured, core recovery calculated, and the rock types, alteration minerals, textural features, structures, veining, and mineralized zones documented.  Sample intervals on the first three holes were fixed at 5 feet.  In subsequent drill holes the sample intervals are taken at each of the core runs marked by the driller’s blocks.  Exceptions are where full recovery occurs in numerous, short core runs in intervals less than about 6 feet, or where the geologists visually selected sample intervals based on rock type or structure. Sample intervals are measured and marked with permanent marker, orange ribbon and aluminum tag that is stapled to the core tray showing the sample number.  Where the core sample is coherent a line is drawn with permanent marker along the stick so that it is sawn in half perpendicular to the “grain” in order to get a representative split.  The core is stored on pallets to be picked up by the analytical laboratory.

When core from the project arrives at the laboratory, it is split, using a core saw, into halves and one half of each interval is placed into a sample bag that is marked with the sample number.  The sample is then dried, crushed to –10 mesh, rotary split to 1,000 grams, pulverized to –150 mesh, and split to 350 gram pulps.  The pulps are assayed for total copper using a 2 gram-3 acid volumetric ore grade atomic-absorption (AA) spectroscopy analysis.  The solution from the total Cu analysis is assayed by inductively coupled plasma (ICP) spectrometry for 69 elements.  Oxide copper (acid soluble) content of the sample is then analyzed by using a weak, sulfuric acid solution leach of a 1 gram  pulp followed by AAS copper.  Internal quality assurance and quality control procedures include the insertion of standards and duplicates into the sample sequences.  Rejects from the previously analyzed samples are also sent to another accredited laboratory for check analyses.  The remaining half core is placed back into the core box in its original position and the core boxes are returned to the Yerington core storage/logging facility by the laboratory truck, were it is then stacked and stored in order and by hole number.  Reject and pulps are also returned with the core to the Yerington facility for archiving.

American Assay Laboratories (“AAL”) located in Sparks, Nevada prepared and assayed samples from the MacArthur drilling program in 2007.  AAL is ISO/IEC 17025 certified and participates in CANMET, PTP MAL certification analyses twice a year, in GEOSTATS, SMA, and IOAG testing twice a year.  Core samples from subsequent programs have been prepared and analyzed by ISO17025 compliant ALS Chemex Laboratories in Sparks, Nevada and Skyline Assayers and Laboratories (“Skyline”) in Tucson, Arizona.

The MacArthur reverse circulation (“RC”) drilling program is supervised in the field by the project geologist for sample accuracy, proper handling and accuracy in labeling. Methods and procedures for splitting and packaging of samples are  conducted such that the quality of the sample splitting meets or exceeds standards required under NI 43-101 and a chain of custody starts with the drillers collecting, splitting and bagging of RC drill cuttings.

For logging of drilled lithologies, a continuous chip sample is collected in a plastic chip tray over five foot intervals and stored for logging by the project geologists. A 5/16 continuous split of five foot sample intervals is collected for assaying from 5.2 inch diameter drill holes through a wet splitter mounted on the rig. The samples are placed in sample bags and transported from the drilling rig to the Company’s storage facility in Yerington at the end of each 12 hour shift. The samples are then inventoried by Company personnel, dried, placed on pallets, wrapped in plastic and shipped via United Parcel Service to the Skyline laboratory in Tucson, Arizona for sample preparation and assaying. Rejects and pulps are returned to the Yerington facility for archiving.

Skyline Assayers & Laboratories is accredited by the American Association for Laboratory Accreditation (A2LA - certificate no. 2953.01) in the Chemical field of Testing. Skyline is a recognized industry leader for all types of base metal, ferrous and non-ferrous analysis including high quality ore-grade assays, sequential copper analyses of ores, and umpire assays of metallurgical products. The Tucson laboratory has provided analytical service to the copper mining industry for over 70 years.

At Skyline, the RC samples are crushed to plus 75% passing a -10 mesh, split and pulverized at the Skyline laboratories for assay using analytical techniques as described for the core drilling program. Internal quality assurance and quality control procedures include the insertion of standards into the sample sequences.  Rejects from the previously analyzed samples are sent to ALS Chemex Laboratories in Sparks, Nevada for check assays.

Mineral Resources

In October 2008, Quaterra contracted Tetra Tech, Inc. of Golden, Colorado, to complete a NI43-101 compliant independent resource estimate and technical report for the MacArthur Copper Project.  The Tetra Tech estimate gave MacArthur project an initial measured and indicated oxide/chalcocite resource of 57.36 million tons averaging 0.239% total copper (TCu) that contains 273.6 million pounds of copper.  An inferred oxide/chalcocite resource of 75.8 million tons averaging 0.283% TCu contains 429.3 million pounds of copper.  An inferred primary sulfide resource of 6.4 million tons averaging 0.539% TCu contains 68.9 million pounds of copper.  The base case cutoff grade for the leachable (oxide/chalcocite) resources is 0.18% TCu.  The base case cutoff grade for the primary sulfide resource is 0.30% TCu.  Both of these values are representative of actual cutoff grades in use as of the date of the report.  Table 2-1 presents a summary of measured, indicated and inferred resources at various cutoff grades.

Table 2-1:

MACARTHUR COPPER PROJECT –YERINGTON, NEVADA MEASURED COPPER RESOURCES January 2009
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	307	0.585	3,594.28
	0.40	957	0.486	9,309.09
	0.35	1,695	0.437	14,812.69
	0.30	3,044	0.386	23,486.70
	0.25	5,889	0.331	38,942.61
	0.20	11,470	0.278	63,708.34
	0.18	14,170	0.261	73,969.30
	0.15	17,186	0.244	83,970.00
Primary Material (MinZone 30)	0.50	N/A	N/A	N/A
	0.40
	0.35
	0.30
	0.25
	0.20
	0.18
	0.15

MACARTHUR COPPER PROJECT –YERINGTON, NEVADA INDICATED COPPER RESOURCES January 2009
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	598	0.628	7,505.20
	0.40	1,518	0.516	15,661.55
	0.35	2,390	0.463	22,139.62
	0.30	4,022	0.406	32,638.77
	0.25	8,728	0.332	58,021.47
	0.20	27,608	0.255	140,754.35
	0.18	43,195	0.231	199,683.85
	0.15	72,111	0.204	294,730.71
Primary Material (MinZone 30)	0.50	2	0.562	22.48
	0.40	7	0.473	66.26
	0.35	27	0.392	211.73
	0.30	84	0.342	574.22
	0.25	204	0.300	1,224.82
	0.20	481	0.254	2,441.56
	0.18	565	0.245	2,762.85
	0.15	730	0.226	3,305.44

MACARTHUR COPPER PROJECT –YERINGTON, NEVADA MEASURED + INDICATED COPPER RESOURCES January 2009
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	905	0.613	11,099.48
	0.40	2,475	0.504	24,970.64
	0.35	4,085	0.452	36,952.31
	0.30	7,066	0.397	56,125.46
	0.25	14,617	0.332	96,964.08
	0.20	39,078	0.262	204,462.69
	0.18	57,365	0.239	273,653.15
	0.15	89,297	0.212	378,700.71
Primary Material (MinZone 30)	0.50	2	0.562	22.48
	0.40	7	0.473	66.26
	0.35	27	0.392	211.73
	0.30	84	0.342	574.22
	0.25	204	0.300	1,224.82
	0.20	481	0.254	2,441.56
	0.18	565	0.245	2,762.85
	0.15	730	0.226	3,305.44

MACARTHUR COPPER PROJECT –YERINGTON, NEVADA INFERRED COPPER RESOURCES January 2009
	Cutoff Grade %TCu	Tons (x1000)	Average Grade %TCu	Contained Copper (lbs x 1000)
Oxide and Chalcocite Material (MinZone 10 and 20)	0.50	3,988	0.971	77,468.26
	0.40	6,932	0.744	103,111.97
	0.35	9,416	0.646	121,668.91
	0.30	15,772	0.515	162,380.18
	0.25	29,287	0.401	234,916.85
	0.20	57,484	0.313	359,765.78
	0.18	75,832	0.283	429,335.65
	0.15	114,426	0.243	555,424.47
Primary Material (MinZone 30)	0.50	4,538	0.593	53,802.53
	0.40	5,633	0.567	63,844.42
	0.35	5,842	0.560	65,395.35
	0.30	6,398	0.539	68,932.05
	0.25	9,101	0.459	83,601.79
	0.20	12,418	0.398	98,747.94
	0.18	14,367	0.370	106,172.13
	0.15	18,116	0.327	118,587.34

Tetra Tech’s resource calculation is based on 449 Quaterra and Anaconda drill holes containing 134,255.6 feet and 26,727 sample assay values.  The MacArthur geologic model was used to guide the statistical and geostatistical analysis of the copper assay data for the resource estimate.  The analysis of the copper assays further confirmed the geologic divisions made by Quaterra in the geologic model.  Copper grades were estimated in the individual blocks of the model measuring 25 by 25 feet by 20 feet high, by ordinary, whole-block kriging.  The rock model was then assigned a tonnage factor based on the historic information that indicates an average in-place bulk density of 12.5 cubic-feet per ton.  The tonnage factors were based on a number of tests from the core and, in Tetra Tech’s opinion, are representative of the various rock units, and are acceptable for estimation of the in-place geologic resources.  The copper resources were estimated using whole block kriging techniques and oriented search ellipsoids based on the individual variograms and were then classified into measured, indicated, and inferred categories by a combination of kriging variance, number of points used in the estimate, and number of sectors used.

The location of the various categories of resource blocks in the estimate reflects the density of drill holes on the project.  Measured and indicated resource blocks are predominantly in or adjacent to the MacArthur pit where the drill hole spacing is the tightest.  Inferred resource blocks trace the wider-spaced, 500 foot by 500 foot drilling pattern to the north and west of the pit.  Several isolated areas containing indicated resource blocks are also estimated where one or more angle holes have been drilled from the same location in the wider spaced pattern.

The technical report concludes that significant potential for development of additional mineral resources are present within and adjacent to the current drill-hole pattern at MacArthur.  The report recommends more infill drilling within the known oxide/chalcocite resource area, including a 2,000 foot by 2,000 foot area west of the pit, step-out drilling to enlarge the oxide/chalcocite resource to the north, south and west and deep drilling to evaluate the potential for additional primary sulfide mineralization at depth.

The Tetra Tech resource estimate is included with a description of the project history, geology, mineralization, sampling procedures, and laboratory Quality Assurance/Quality Control procedures.  The NI43-101 Technical Report is available at www.sedar.com.  The Qualified Person for the MacArthur Copper Project resource estimate and the technical report is Mr. John W. Rozelle, P.G., Principal Geologist for Tetra Tech, Golden Colorado.

Yerington Porphyry Copper Mine – Nevada, USA

On May 1, 2007, the Company received the approval of the appropriate U.S. court to the acquisition by a subsidiary of Quaterra of all Arimetco assets in the Yerington Mining District.  The purchase price comprises US$500,000 cash, 250,000 of the Company’s common shares and a 2% net smelter return royalty capped at US$7.5 million dollars on production from any claims owned by the Company in the Yerington and MacArthur mine areas.

Quaterra’s review of the Arimetco assets in the Yerington Mining District has progressed slowly but steadily.  The Chambers Group Inc. and Golder Associates Inc. completed a Phase I Environmental Site Assessment Report (ESA) in April of 2008 as part of the Company’s due diligence.  The purpose of this Phase I ESA is to identify conditions indicative of releases or threatened releases of hazardous substances so that the Company may establish liability protection as a bona fide prospective purchaser.  This report is essential to obtain requested environmental protections for past mining related activities.

The original 180 day review period began on July 13, 2007 and has now been extended to June 14, 2010.

The Chambers Group Inc. and Golder Associates Inc. completed a Phase 1 Environmental Site Assessment Report (ESA) in April 2008 to identify conditions indicative of releases or threatened releases of hazardous substances. The report identifies some environmental concerns related to the project, but nothing extraordinary for operations of similar size and vintage. The study allows the Company to establish liability protection as a bona fide prospective purchaser and must be updated prior to closing the transaction. SRK Consulting (U.S.), Inc. completed this update on January 11, 2010.

Due diligence has investigated most of the issues related to the Arimetco assets with a few items pending near term completion.  A legal description of the property has been completed including a chain of title report.  Water rights for the mine have been extended and assigned to the property. Further extensions will require the Company to show that substantial work has been accomplished toward the goal of putting the water rights to full beneficial use. The most important remaining issues are completing agreements with the EPA, Nevada state agencies and the Atlantic Richfield Company (“ARC”) that will define, limit and protect the Company from existing liabilities on the property.

Technical due diligence has concentrated on reviewing and compiling a wealth of historical data in the Anaconda Library in Laramie, Wyoming.  To assist in the review, numerous reports, maps and historical drilling data have been scanned and entered into an internal data base.  An initial review has been completed of both past production and remaining mineralization in and around the Yerington pit. The area contains significant under-explored potential for copper mineralization.

Although the process has been slow, the Arimetco assets merit the efforts required for acquisition. The Yerington mine is the center of a prolific copper district and can provide Quaterra not only with additional exploration targets but increased flexibility when considering production alternatives. Subject to successful completion of due diligence, Quaterra plans to explore the property as part of its ongoing exploration program at MacArthur. Significant tonnages of copper oxide and sulfide mineralization remain below and peripheral to the Yerington pit and much of the area between the pit and the MacArthur deposit remains under-explored, including the large and only partially delineated Bear deposit.

Expenditures to Date

Acquisition costs incurred to December 31, 2009 were $1,659,336 and exploration expenditures were $739,824 for a total of $2,399,160. Acquisition costs incurred to December 31, 2008 were $1,338,894 and exploration expenditures were $689,125 for a total of $2,028,019.

Future Work Plans

Subject to successful completion of due diligence, Quaterra plans to explore the property as part of an ongoing exploration drilling program at MacArthur.

Arizona Uranium Claims, USA

Acquisition and Staking of Uranium Claims

Quaterra commenced uranium exploration in Arizona in June 2005 with the acquisition of 99 unpatented lode mining claims from North Exploration LLC (“North”) that cover several uranium breccia pipe targets in the Arizona Strip district.  Under the terms of the North agreement, the Company may acquire a 100% interest in any or all of the North claims by making staged payments over a five-year period totaling US$500,000 and issuing 600,000 common shares.  The North Properties are subject to a 2% production royalty on each Property, 1% of which may be purchased by Quaterra for US$1 million.  The North agreement also included an option to acquire other properties in Utah and Wyoming that are prospective for both uranium and vanadium.

In mid 2006, Quaterra signed a letter agreement with Nu Star Exploration LLC (“Nustar”) to lease 18 Claims covering 4 additional breccia pipe targets in the district. The terms of the Nustar lease are an upfront payment of US$20,000, a first anniversary payment of US$30,000, a second anniversary payment of US$40,000 and a final anniversary payment of US$100,000.  The Nustar Claims are subject to a 4 % Yellowcake royalty, 75% of which the Company can buy back for US$500,000 per Claim group (thereby reducing the royalty from 4% to 1%).

Quaterra staked an additional 550 mining Claims on the Arizona Strip in 2006 and another 1,450 claims were perfected in early 2007 to cover more than 200 high and moderate priority anomalies identified by an airborne VTEM geophysical survey.

In response to a July 20, 2009 decision by the US Department of the Interior (“DOI”) to segregate 1 million acres of federal lands in the Arizona Strip for two years pending a review for a possible 20 year withdrawal of the district from mineral entry, Quaterra conducted a detailed review of all the Company’s Arizona Strip assets.  Unpatented claims held in the area of segregation were prioritized and selectively reduced to establish a land position consisting of 1,004 claims and one state lease that covers approximately 21,000 acres. The optimized land position controls 195 VTEM anomalies that include Quaterra’s best breccia pipe targets with a maintenance cost that can be supported throughout the two year segregation period.

In early 2010, Arizona State Mineral Exploration Permits (“MEPs”) for 5 square miles totaling approximately 3,200 were acquired through an option agreement with Eagle Hill Exploration, Eagle Hill Arizona Uranium LLC, and Snowden Resources Corp.  The Company’s unpatented claims form a total project area of approximately 38 square miles.  The properties consist of many individual and scattered claim blocks that have been selectively staked over targets with some surface expression of a possible collapse structure, with favorable VTEM geophysical signatures and within areas of known mineralized occurrences.

Expenditures to Date

Acquisition costs incurred to December 31, 2009 were $3,951,141 and exploration expenditures were $7,391,365for a total of $11,342,506.  Acquisition costs incurred to December 31, 2008 were $3,534,618 and exploration expenditures were $6,982,347 for a total of $10,516,965.

Location, Access and Infrastructure

Quaterra’s Arizona Uranium property is located in the northern Arizona Strip uranium district in Coconino and Mohave Counties.  The property occupies the southwest corner of the Colorado Plateau physiographic province in northwestern Arizona just south of the Utah state line.  It is bounded to the west by the Grand Wash Cliffs and to the east by the Echo Cliffs.  The area is characterized by a broad and featureless expanse of range land that becomes deeply incised by canyons of four major drainages.

Access to the property is provided by maintained county roads, mine access roads and a network of BLM recognized dirt roads and jeep trails used by ranchers and prospectors as well as State and Federal authorities for land management.  Nearly all of the surface and mineral rights with the exception of the Arizona State lands are Federal and managed by the Bureau of Land Management with a field office in St. George, Utah.

History

Uranium mineralization was first discovered on the Arizona strip in a mineralized breccia pipe in 1947.  The uranium occurred in association with copper mineralization at the Orphan mine two miles west of the visitor’s center on the south rim of the Grand Canyon.  The first uranium ore was shipped by the Golden Crown Mining Company in 1956 to a buying station in Tuba City.  Before closing in 1969, the Orphan operation produced a reported total of 4.4 million lbs of uranium in material averaging 0.42% U3O8 and 6.7 million lbs of copper.  (Baillieul, T.A. and Zollinger, R.C. (1980) NURE Grand Canyon Quadrangle, Arizona PGJ-020, 41p.).

The relationship of uranium to copper mineralization initiated an investigation of several small copper deposits in the region.  Uranium was identified in the Hack Canyon copper mine on the northern Arizona strip in the 1950s but it was not until 1974 when Western Nuclear discovered uranium ore bodies in the Hack 1 and Hack 2 breccia pipes that industry began to focus attention on the emerging district.  Energy Fuels Nuclear Inc. (“Energy Fuels”) acquired the Hack Canyon ore bodies in 1980 and initiated an intense campaign of land acquisition and exploration that over the next ten years discovered seven ore bodies.  With the entrance of Pathfinder Mines and Union Pacific Resources, at least three additional mineralized breccia pipes were added to the district.  Several more were in earlier stages of discovery when in the early 1990s the price of uranium dropped below the cost of production.

The Arizona Strip historically represents some of the highest grade mineralization and most profitable per pound uranium production in the United States. Energy Fuels breccia pipe uranium mines were some of last hard rock uranium producers in the US prior to the price decline of the 1990s.  Since 1980, the Arizona Strip has produced in excess of 19 million pounds of uranium, averaging 0.65% U3O8 from seven mines. Of these mines, Hack Canyon I, II, and III, Pigeon and Hermit are mined out and have been reclaimed, Pinenut and Arizona 1 (owned by Dennison Mines) are currently in the final phases of development and pending permitting to commence production and Kanab North has been placed on a standby with reserves remaining.

Geology and Mineralization

The canyon walls of northern Arizona expose numerous breccia pipes that are characteristic of the collapse structures that host uranium mineralization in the Arizona strip.  The collapse of cavern roofs in the Mississippian Redwall Limestone forms a pipe of breccia through the subsequent collapse of overlying sediments through mechanical and chemical processes to form a vertical column of breccia.  Breccia pipes in the region average 200 to 400 feet in width and can extend upward over 3,000 feet from the Redwall Limestone to the upper Triassic sequence.

Many northern Arizona Breccia pipes exhibit several common morphological features that are used to identify the structures at the surface and to position drill holes at depth. The cylindrical area of vertically displaced breccia in the center of the pipe is generally referred to as the “pipe throat.” The amount of vertical displacement in the throat ranges from 50 to several hundred feet and often decreases up section.  The internal geometry of the throat can be complicated by the later formation of “pipe in pipe” structures.  These internal features are the result of late stage (often post-mineral) collapse due to continued dissolution of carbonates in the lower reaches of the pipe throat.  They may result in the dispersal and elimination of economic accumulations of uranium mineralization in the pipe.

The throat of a breccia pipe is seldom visible at the surface when not exposed in canyon walls.  Where covered by the Triassic Moenkopi siltstone or recent alluvium, the only evidence of a pipe structure may be a large circular structure of gently inward dipping beds or even more subtle circular anomalies formed by ring fractures and vegetation.  These features are caused by the dissolution of evaporites in the Permian Toroweap and Kaibab Formations (“PKfm”) along the margins of the throat during the formation of the pipe.  As the evaporites are removed, a pronounced structural depression or “collapse cone” develops in the overlying strata above the Coconino sandstone.  Many of the collapse cones are characterized by a thick section of Moenkopi siltstone that fills the cone near the upper Kaibab horizon.  Although breccia pipes often have some structural symmetry at different levels, the throat of a pipe is not always in the center of a collapse cone and circular depressions are not always related to pipes.

Uranium mineralization in breccia pipes of the northern district occurs predominantly within the pipe throat and below the upper Hermit contact.  Mineralization is also present in ring fractures along the margins of the throat, and in the underlying Supai Group, but significant accumulations at this level is less common on the north rim than in the southern district.  Economic concentrations of mineralization often occur over a vertical distance of more than 600 feet in the pipe throat.  Scattered mineralization can extend well below the upper contact of the Esplanade Sandstone.

Uranium occurs primarily as pitchblende in voids between sand grains and replacing rock fragments of a reduced sandstone dominant breccia derived from the Coconino Sandstone.  Calcite and gypsum are common cementing minerals.  Associated trace elements include copper, arsenic, nickel, lead, zinc and silver.  The mineralized breccia often contains abundant bitumen that is considered an important reducing agent for the geochemical system.  Uranium is generally thought to have been transported to the pipe by oxidizing ground waters in the Coconino Sandstone and deposited in a “trap” of porous sandstone breccia within the non porous pipe walls of Hermit siltstone and above a relatively tight base of siltstone dominant breccia.  Finely disseminated pyrite is common in the mineralized zone and may contribute to the reducing environment necessary for the deposition of uranium.  Immediately above the mineralization, pyrite becomes massive and forms a “cap” of pyrite after marcasite that can exceed 50 feet in thickness.

The USGS Open File Report (OFR-89-550) shows the mapped locations of 1,296 pipes in northern Arizona.  More than 90% of mapped pipes are shown within the deeper canyons of the region where they are exposed by erosion of the younger strata.  Because of their scenic value, these canyons have been withdrawn from exploration and mining.  However, the same density of pipes is probable at depth in the surrounding district where the number of known pipes decreases dramatically below the cover of successive layers of younger sediments until fewer than 2 pipes are evident over a surface area of 500 square miles in the upper Triassic sequence.  Clearly, the upper level of stoping by collapse varies and many pipes may occur at depth within the district and remain hidden with no surface evidence of a pipe throat.  If these structures penetrate the Coconino Sandstone, an ore body may exist with no pipe feature at the surface.

Hidden or “blind” pipes may be the most numerous types of mineralized structures. Until the discovery of A-1, the Hack 2 mine was the only blind pipe ever discovered in the district. Hack 2 was also the largest deposit ever mined in the district with approximately 7 million pounds of U3O8 produced. The number of pipes identified to date may represent only a small fraction of the number of mineralized hidden pipes that lie waiting to be discovered at depth. With continued exploration, the Arizona Strip may soon become one of the more significant producing uranium districts in the United States.

Recent Exploration and Drilling Results

The discovery of new deposits in a mature district requires a determined and innovative approach combined with the latest exploration technology.  Quaterra initiated uranium exploration on the Arizona Strip in 2006 with methods that have been proven by years of past experience with Energy Fuels Nuclear.  Geologic mapping, aerial photography and satellite imagery have been and continue to be used extensively to identify breccia pipe targets.  When a target was located, surface time-domain electromagnetic geophysical surveys had significant success in defining areas of thickened (conductive) siltstone within the surface structure.  Shallow drill holes are used define a collapse cone and to target deep holes to test for mineralization in the pipe throat.  Most of the obvious targets identified by these methods have been located and drill tested by companies exploring the northern district in the 1980s.  However, extensive areas remained unexplored because of the time and expense required by the surface geophysical surveys.

Since commencing on the Arizona Strip, Quaterra has drilled 98,403 feet in 105 shallow and 41 deep holes that investigated 25 targets.  The program had limited success until Quaterra contracted Geotech Ltd. to conduct the first extensive test of an airborne time-domain electromagnetic system (VTEM) in the district in early 2007.  The VTEM system identified most of the known breccia pipes and more than 200 moderate to high priority targets on the Company’s property with similar geophysical signatures but with little or no outcropping evidence of a collapse feature.  The similarities to known structures and the sheer number of targets suggested that many of the anomalies could be bind pipes.

The first VTEM target tested resulted in the discovery of the first new mineralized breccia pipe found on the Arizona Strip in 18 years.  Discovery Hole A-01-31 intercepted a thickness of 57 feet averaging 0.33% U3O8 at a depth of 1,034 feet.  The intercept includes a higher grade interval of 28 feet averaging 0.58% U3O8.   The drill-hole data indicate that the A-1 structure is a hidden breccia pipe.  Upward collapse of the A-1 pipe stopped more than 400 feet below the surface.

Quaterra followed up on the discovery of the A-1 mineralized pipe with a drilling program in 2008 dedicated to testing several more of the many airborne geophysical anomalies on Quaterra’s properties.  The first hole to test the second geophysical anomaly identified a new breccia pipe with high-grade uranium mineralization at A-20.  Discovery Hole A-20-01 intercepted a thickness of 34.5 feet averaging 0.37% U3O8 at a depth of 1,442 feet, including a high-grade zone of 6.5 feet averaging 0.63% U3O8 at a depth of 1,443 feet.  The hole also intercepted a deeper zone of 13.0 feet averaging 0.46% at a depth of 1,567 feet that includes a higher grade interval of 10.0 feet averaging 0.58%.

The relative size of the A-20 pipe can not yet be determined, but it may be comparable to the larger breccia pipes in the district.  Only three holes have been completed in the structure, one exited the pipe above the favorable mineralized horizon and two have penetrated pipe breccia.  The discovery underscored the validity of the geophysical technique and raised expectations for the 195 anomalies on Quaterra’s property.

Near surface structures were identified in all but three of seven additional targets tested during the year.  The A-18 target, located midway between and about half a mile from the Company’s mineralized Ollie and A20 pipes, is in an ideal position for a single development to access all three targets.  To date, five deep and two shallow holes have been completed that define a 40-foot-deep structural depression at the upper Fossil Mountain horizon.  The deep holes have encountered up to eight feet of altered Hermit shale and a strongly altered section of Coconino sandstone that are indicative of close proximity to a pipe throat.

Drilling at the A51 target, located 1.5 miles west of the A1 discovery provided similar encouragement.  Three shallow holes and four deep holes defined a 60-foot-deep structure at the upper Fossil Mountain horizon and more than 20 feet of alteration in the Hermit shale.  A gamma log of one deep hole showed a radiometric anomaly over a thickness of 15 feet in the Toroweap Formation.  The holes are believed to have encountered the outer margins of a breccia pipe structure.

While waiting to complete a down-hole survey, one rig was moved to the Ollie prospect to re-enter and probe an old hole drilled by Energy Fuels Nuclear in 1990.  The probe identified an intercept in hole JH2618-04 of 52.5 feet averaging 0.24% eU3O8 at a depth of 1,342.5 feet, including 27.0 feet averaging 0.36% eU3O8 at a depth of 1,359.5 feet.  A down-hole TEM survey (using technology that was nonexistent during the EFN program) identified a significant anomaly to the south of the drilled area which suggests that a large section of the Ollie pipe may remain untested.  The down-hole TEM proved exceptionally valuable in locating the pyrite cap and providing information to target additional drill holes.

The A-21 VTEM target may also be a pipe, but deep drilling has failed to encounter the throat below the upper Coconino horizon. Three shallow and two deep holes have defined approximately 30 feet of structural closure in the Kaibab Formation and up to five feet of altered Hermit Shale below the lower Coconino contact indicating the proximity of a pipe structure. Additional shallow drilling will be required to target the pipe throat at depth.

Future Work Plans

Quaterra’s position on the Arizona Strip, selectively staked to control airborne geophysical anomalies, has given the Company a unique advantage in the search for breccia pipes.  The Company’s assets now include 3 mineralized breccia pipes; one which could be among the larger identified in the district, 4 probable pipe structures that remain untested in the favorable horizon for uranium mineralization, and 5 possible pipe structures that have been defined by shallow drilling or have pipe structures clearly visible at the surface.  The success of past drilling programs has proven the validity of the geophysical targets and added significantly to the prospective value of the many anomalies remaining to be tested on the Company’s properties. Future drilling programs to explore these targets will necessarily be subject to the status of public lands in the district, access to funding and commodity prices.

Although the Arizona Strip represents one of the few areas in the U.S. that has been officially set aside for mining and public use by an act of Congress, anti-mining interests are currently pursuing the removal of the district from mineral entry. On July 20, 2009, the DOI announced a decision to segregate 1 million acres of federal lands in the Arizona Strip for two years to allow an evaluation as to whether the DOI should withdraw the lands from new mining claims for a year of 20 years. The release states that the segregation would prohibit new mining claims in the designated areas but “would not prohibit ongoing or future mining or extraction operations on valid pre-existing claims.”

It is the Company’s view, based on advice from Counsel, that mining companies holding valid claims within the land segregated from mining may exercise notice operations to confirm or corroborate previous work on existing claims. The Company presently has a total of 26 breccia pipe targets that are fully permitted and bonded for exploration drilling.

Future drilling programs to explore the Company’s breccia pipe targets will necessarily be subject to funding and the status of public lands in the district. Past operations have an exemplary record of prudent mining and reclamation. The uranium of this prolific district represents an enormous domestic supply of clean energy at a time when it is critical to the needs of the country; however, the Company will not commit significant expenditures on additional exploration projects on federal lands until the legal status of exploration and mining operations in the area is clarified.

As a result of the segregation, Quaterra is changing the focus of the breccia pipe exploration program to the evaluation of State owned properties in the Arizona Strip where a number of geophysical anomalies have been identified by the Company’s airborne VTEM survey.  The restrictions on uranium exploration on Federal lands do not affect exploration activity or access to conduct exploration on Arizona State lands. These lands lie within the heart of the uranium district and are vital to Arizona to provide funds for Arizona school districts.  In contrast to the segregated area, exploration on State mineral properties is encouraged and permitting is relatively easy.

Sampling, Analysis and Security of Samples

The Company uses the industry standard gamma logging method for grade determinations of uranium mineralization in drill holes.  The process requires systematic calibration of the logging tools for precision and accuracy. Grades are reported as equivalent “U3O8” based on an assumed direct correlation between gamma-ray intensity, as measured by the gamma logging tools, and uranium content.  The techniques for gamma log interpretation has been found to be an accurate representation of in-situ grades for uranium mineralization in the district as established by Energy Fuels Nuclear Inc. during their exploration and mining operations conducted on the Arizona Strip.

Down hole logging for the drill holes is contracted to Strata Data, Casper, Wyoming and Century Geophysical Corp. with verification by Geophysical Logging Service of Prescott, Arizona.  The down-hole gamma logging tools are routinely calibrated by probing standardized test pits in Grand Junction, Colorado. Mr. Ken Sweet, Geophysical Consultant, of Denver Colorado provides QA/QC and final interpretation of the process.

Geophysical Logging Service uses a borehole NaI detector manufactured by Mt. Sopris in Golden, Colorado for initial grade calculations. It is of the type 2PGA1000 which is a standard for uranium logging. It uses a large crystal, 22.22 mm in diameter and 76.2 mm long. As a back up an HLP-2375 tool is used, also manufactured by Mt. Sopris. The HLP tool is a smaller diameter and can be used small drill holes.

The tools are calibrated in Grand Junction Colorado, nominally every 3-6 months.  When ore grade mineralization is encountered the tool will be calibrated more often.  In general, variation with this tool is insignificant within a year and requiring less than a 1% calibration change. There are 4 calibration pits in Grand Junction; 0.231%, 0.452%, 1.22%, and 2.63% U3O8.  The calibration pits are constructed of natural uranium ore.  Corrections are made for hole diameter, the type of drilling pipe, and fluid in the hole.  Because the grades and thicknesses of the mineralized section are determined by down hole logging tools, the Company uses rotary drilling for exploration on the project.  Drill cuttings from the program are often limited to the upper 400 feet of the hole. Circulation of the samples to the surface is often lost in the deeper evaporite dominant sections. Samples of the cuttings are collected in plastic boxes and archived in locked storage facilities.

When mineralization is intersected, spot core is collected when possible to compare to the interpreted gamma response. In some cases corrections need to be made for disequilibrium as established by closed-can analysis or direct neutron activation that compares the chemical values of core vs. the interpreted gamma grades. The gamma response has the advantage of sampling a large volume, on the order of 60 cm.  Data is sampled at 0.5 foot or closer spacing. All core from the program is placed in boxes marked for depths, logged by the Company geologist and kept in the Company’s storage facilities in Kanab, Utah.

For hole deviation a Mt. Sopris 2DVA-1000 borehole deviation probe is used.  It consists of a 3 axis flux gate magnetometer and a 3 axis accelerometer.  The tool is calibrated on the surface using a “Jig” to hold it in a known orientation.  The data is recorded continually along the hole.

Induction logs are used in conjunction with the gamma probe to provide additional lithologic information.  Correlation of the interpreted lithologies between drill holes in a target area can reveal structural deformation related to a possible breccia pipe.

Mineral Resources

There are no resources or reserves on the Company’s Arizona Strip properties that comply with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines as adopted by CIM Council on August 20, 2000.

Duke Island, Alaska

Acquisition

In March and April 2001, Avalon Development, under contract with Quaterra, conducted reconnaissance scale pan concentrate and grab rock sampling and staked 45 federal claims and 6 state claims.  The Company increased the Company’s property position during subsequent field programs, to include a total of 129 unpatented Federal lode mining Claims covering 2,580 acres, and 11 state of Alaska mining claims covering 1,280 acres in the Ketchikan quadrangle in Township 80 South, Range 93 East.  Mineral rights in this part of Alaska are administered by the U.S. Forest Service and the Alaska Department of Natural Resources.  The Duke Island Project is located within the Tongass National Forest on multiple-use lands open to mineral development.

Expenditures to Date

Acquisition costs incurred to December 31, 2009 for both Duke Island and Herbert Glacier properties were $275,707 and exploration expenditures were $2,410,713 for a total of $2,686,420.  Acquisition costs incurred to December 31, 2008 were $254,722 and exploration expenditures were $2,357,173 for a total of $2,611,945.

Location, Access and Infrastructure

The Duke Island project is in the Ketchikan quadrangle in Township 80 South, Range 93 East.  The project is accessible via boat, small float plane and helicopter.  There is tidewater access to the southeast end of the Property at Judd Harbor and the central portion of the Property via Hall Cove.  The city of Ketchikan (population 14,000) is located 30 miles to the north and is the regional commercial hub for this part of southeast Alaska.  The city hosts an all-season deep water port, international airport, commercial fixed wing and helicopter services, and most of the support industry required for mineral exploration.

History

Early exploration on Duke Island is limited to a drilling program in the late 1950’s by Columbia Iron Mining, a subsidiary of United States Steel.  The program tested two areas for potential magnetite mineralization.  Nine vertical drill holes are reported to have been drilled to a depth of 500 feet to ascertain the magnetite content of the ultramafic rocks (Irvine, 1974).  Six holes were drilled on the southeast side of Hall Cove and three in the Judd Harbor area.  Precise locations of these holes are uncertain and no assay data of any kind is available.  The potential for PGE mineralization was not addressed during these efforts.

In March and April 2001, Avalon Development under contract with Quaterra conducted reconnaissance scale pan concentrate and grab rock sampling while staking 45 federal lode mineral claims and 6 state lode mineral claims.  Follow-up work for Quaterra was conducted in July which resulted in discovery of Cu-Ni-PGE sulfide mineralization hosted in pyroxenite on the north end of Quaterra’s claims.  Avalon conducted subsequent rock sampling and soil sampling in September and October.  In conjunction with rock sampling 3,415 meters of dipole-dipole induced polarization geophysics were completed by Zonge Engineering in September and October.  In November and December Avalon collected additional rock samples from the project and completed 4 diamond drill holes totaling 448 meters from two drill stations in the Marquis zone.

In May 2002 Avalon Development conducted limited field reconnaissance work to ground truth several Landsat TM anomalies identified by Perry Remote Sensing and revealed outcropping disseminated sulfide mineralization outside areas previously known to contain such mineralization.  A total of 43 grab rock samples were collected at this time.  In July 2002 AeroQuest Ltd. flew combined airborne magnetics and 6-channel electromagnetics over the Duke Island project.  A total of 890.5 line kilometers of survey was completed with most of this total along 200 meter-spaced lines.  A small area (168 line kilometers) covering the Marquis (Discovery) zone was flown at 100 meter spacing.  Joseph Inman of Kennecott Exploration Services reviewed the data and prioritized magnetic and electromagnetic targets for subsequent field follow-up.

In September 2003 Avalon Development field checked high priority EM conductors and collected a total of 45 rock grab samples and 66 shovel soil samples.  Reconnaissance work elsewhere on the island revealed the presence of disseminated sulfide mineralization at Cape Northumberland on the extreme southern end of Duke Island.

In late May and early June 2004 Clark Jorgenson of Big Sky Geophysics was contracted to conduct a ground based HCP-EM (Max-Min), magnetometer, and gravimeter survey of the Marquis and Raven prospects.  Avalon Development provided permitting and field support.  Big Sky completed 6.1 line km of survey over the Marquis and Raven prospects.

In mid June 2005 Mike Powers of Aurora Geosciences completed 14.6 line km of ground based gravimeter survey, expanding on the 2004 program.  During August and September of 2005, a total of 1,372 meters of NQ2 core was drilled in 7 holes to explore the Marquis, Potato Patch, and Raven prospects.

In early 2008, Fugro Airborne flew 389 line km of HeliGEOTEM®II over the Hall Cove and Judd Harbor intrusions centered on the Marquis prospect and the area of cover to the north.  The survey comprised 84 lines at 150 meter spacings and 6 tie lines at 1500 meter spacing.  In early May 2008 Avalon Development staked an additional 75 federal lode mineral claims for Quaterra Alaska Inc.  During July and August 2008 Zonge Engineering conducted 5 lines of NSAMT surveys totaling 9 line km over the Marquis prospect and the covered area to the north.  Concurrent with the NSAMT survey Dave Matherly conducted 9 lines of gravity survey totaling 210 stations over the Marquis and the covered northern area, and over the Monte prospect.

In September 2009 Quaterra Resources entered into a joint venture agreement on Duke Island with Copper Ridge Explorations Inc. (“Copper Ridge”).  Under terms of the agreement, Copper Ridge can earn up to a 51% interest in the Duke Island property by issuing one million pre-consolidation shares and spending $3 million on exploration by December 31, 2012.  A total of $750,000 of the $3,000,000 is a firm commitment to be spent by December 31, 2010.

Following execution of the Quaterra – Copper Ridge joint venture in September 2009, Copper Ridge initiated a field program at Duke Island in preparation for drilling planned for 2010.  The 2009 field work was completed by personnel from Avalon Development and Copper Ridge between October 3rd and October 13th.  The three-person field crew worked from a tent camp in the Marquis zone area and collected magnetic susceptibility, resistivity, and semi-quantitative compositional data (Niton hand held XRF) from 104 sites covering the majority of the Marquis area covered by previous NSAMT surveys.  Lithologic and structural information were recorded at each site and along the traverses between sites to allow completion of an updated geologic map for the Marquis area.  At select site outcrops, mostly those containing visible magmatic sulfide mineralization, field personnel collected 43 grab rock samples for comparison to Niton results.  Analytical work on these samples included Au, Pt and Pd by fire assay techniques and 2-acid and 4-acid ICP-AES analyses.

Geology and Mineralization

The Duke Island complex consists of two separate, well-exposed, ultramafic bodies interpreted to be parts of the same intrusive body at depth.  Both intrusives are comprised of a dunite and peridotite core surrounded by concentric zones of olivine clinopyroxenite, hornblende-magnetite clinopyroxenite, and gabbro.  The presence of dominantly ultramafic cumulates likely resulted from concentration of the mafic minerals by flow, settling, and entrapment from a mafic magma, rather than an origin as an unusual ultramafic magma.

A series of northwest and northeast trending faults appear to post-date emplacement of the Duke Island ultramafic body.  The most significant of these structures is the Hall Cove – Grave Point structure which trends northeast along the trace of Hall Cove. Field relationships suggest this structure has an unknown amount of southeast-side down relative displacement.  Ultramafic rocks of the Judd Harbor portion of the complex are exposed between the Bite Cove and Judd Harbor faults suggesting the ultramafic blocks occupy a horst block between the two structures.  Copper-nickel-PGE mineralization discovered to date appears to be controlled by northwest trending structures although its relationship to the Hall Cove, Bite Cove and Judd Harbor structures is unknown.

Copper and nickel occurs as chalcopyrite and pentlandite in massive to disseminated pyrrhotite.  Sulfide mineralization is primarily hosted in clinopyroxenite as interstitial blebs, pods and net-textured masses.  There is little correlation between PGE content and sulfide content.  PGE enriched intervals occur in sulfide rich intervals, but there are also numerous sulfide rich intervals with no appreciable PGE content.

Geochemical, geological and geophysical data from the project suggests that sulfide mineralization at Duke Island extends for over 14.5 kilometers along strike and up to 3.8 kilometers across strike with the ultimate dimensions of the system remaining open to expansion.  Prior to discovery of significant accumulations of massive, semi-massive and disseminated sulfide mineralization, the mafic-ultramafic intrusive was considered to be a classic zoned Ural-Alaska type complex of mid-Cretaceous age.

Many of the zoned ultramafic complexes in the Koryak-Kamchatka and Southeast Alaska belts are described and mapped as plug or pipe-like, concentrically zoned intrusions, which are dome-like bodies originating from diapiric injection of ultramafic magmas-a type notably absent of economic nickel sulfide occurrences.  The copper, nickel and iron contents at Duke Island are significantly elevated relative to most Ural–Alaska complexes.  The geometry and the abundance of sulfide mineralization present on the property have many characteristics of layered mafic intrusive complex.  Similar intrusives host some of the world’s largest copper-nickel systems.

Drilling and Exploration

During November and December 2001, Quaterra contracted Layne Drilling to complete 4 diamond drill holes (447 meters, 1,467 feet) in the Marquis zone.  The holes were drilled from two drill pads approximately 750 feet apart centered on a coincident rock geochemical and IP geophysical anomaly.  The drill targets are associated with a highly conductive IP anomaly flanked by extensive chargeability anomalies to the northeast and southwest.  Massive sulfides with highly anomalous copper and lesser nickel and PGE values were encountered in all holes.

In January 2002 Perry Remote Sensing was retained to conduct a preliminary Landsat Thematic Mapping analysis of the Duke Island Prospect (Perry, 2002).  The spectral image of iron-oxide stained sulfide-bearing rocks at the Marquis zone was used for ground truth to determine if surface outcrops of other potentially mineralized areas exist on Duke Island.  The TM imagery identified two other obvious targets to the southwest and southeast of the Marquis zone.  A total of 43 rock samples were collected in June 2002 in the southwestern TM anomaly, now known as the Monte zone.  Approximately fifty percent of these samples (21 samples) returned values in excess of 1,000 ppm copper.  Values for Pt, Pd, Ni and Co were generally lower than seen in the Marquis zone with maximum values of 310 ppb, 468 ppb, 784 ppm and 237 ppm, respectively.

AeroQuest Ltd. (“Aeroquest”) flew combined airborne magnetics and 6-channel electromagnetics over the Duke Island Project in July 2002. A total of 890.5 line kilometers of survey was completed with most of this total along 200 meter-spaced lines. The survey revealed that areas of known sulfide mineralization generally fall within broad zones of anomalous conductivity that extend well beyond the limits of outcropping sulfides. A total of 459 high priority anomalies were identified by Aeroquest, including 311 Type 1 anomalies with positive in-phase response and a distinct, probable hardrock source and 148 Type 2 anomalies with a negative inphase and positive quadrature response (conductive magnetic anomalies).

The largest zone of conductive anomalies occurs on the north side of the Marquis Zone and extends for 2.5 kilometers in an east-west direction.  Magnetic and EM data also suggest that gabbroic units extending 1-2 miles to the north-northeast from the summit of Mt. Lazaro are underlain by highly conductive and variably magnetic rocks and that sulfide mineralization may underlie the gabbro body, significantly increasing the size potential of the Duke Island system.

Consulting geophysicist, Joe Inman of Salt Lake City, Utah prioritized the airborne EM anomalies and an initial ground follow-up of airborne EM anomalies was begun in September 2003.  A total of 45 rock grab samples and 66 shovel soil samples were collected.  Sampling was concentrated on the northeast Marquis, Raven and Potato Patch zones.  These target areas also exhibit strongly conductive electromagnetic signature that suggest the presence of sulfide mineralization.  Anomalous copper values up to 136 ppm were recovered from soils in the northeast Marquis zone however, additional soil sampling due east of the Marquis discovery returned highly anomalous copper (to 359 ppm) with grab rock samples returning values up to 984 ppm copper.  No previous sulfide mineralization was known from this area and no surface outcrops of sulfide mineralization have been found to explain these soil and rock anomalies.

In addition, the 2003 field work expanded the size of known sulfide mineralization at the Potato Patch zone and also expanded the size of known sulfide mineralization at the Raven zone.  Previous work at the Raven zone returned copper values up to 2.2% from a small area of outcrops surrounded by low, swampy topography.  Soil sampling completed in 2003 returned copper values up to 4,320 ppm and Pt + Pd values up to 439 ppb from covered swampy terrain immediately south of outcropping sulfide mineralization.  Sulfide mineralization at Raven was extended to over 650 meters south of the original Raven discovery outcrops and remains open to expansion in all directions.

During reconnaissance work completed in 2003 a new zone of disseminated copper sulfide mineralization was discovered at tidewater on Cape Northumberland on the extreme southern tip of Duke Island.  While copper values (up to 352 ppm) did not reach percent-levels, the Northumberland zone is unique in that it represents the only sulfide mineralization discovered to date which is not located within the NW-SE trending belt of mineralization extending from the East Judd to Raven prospects.  The significance of the sulfide mineralization at Northumberland and its extent are unknown.

In late May and early June 2004 Clark Jorgenson of Big Sky Geophysics was contracted to conduct a ground based HCP-EM (Max-Min), magnetometer, and gravimeter survey of the Marquis and Raven prospects.  Big Sky completed 20,000 line-feet (6.1 line km) of survey over the Marquis and Raven prospects.  Results from this survey indicated three strong Max-Min conductive anomalies, two moderately conductive anomalies, and three weakly conductive anomalies at the Marquis prospect.  The strong conductive anomalies are located coincident with the IP resistivity low and with an interpreted dip to the northeast.  The weakly conductive anomalies are located to the northeast of the IP anomaly and dip to the southwest.  There is an increase in rock density which starts in the western side of the Marquis prospect and trends east toward Knob Hill.  At the Raven prospect Big Sky identified two weak Max-Min conductors on the western survey line.  These are coincident with relative rock density highs that form two ellipsoids elongated W-E, one centered on the main Raven prospect and the other to the south separated by a density low.  The shape and location of the relative density highs are somewhat coincident with the airborne EM conductivity highs and airborne magnetic highs previously identified at the Raven prospect.

In mid June 2005 the Company contracted Aurora Geosciences to conduct a 48,030 line-feet (14.6 line km) ground based gravimetric survey of the Marquis, Raven, Potato Patch, Scarp, and Lookout prospects along with the Northeast and Far Northeast areas.  Results from this survey confirmed the 2004 gravity survey results and the expanded grids revealed local gravity highs in all of the surveyed areas.  Local increases in density may reflect significant sulfide accumulation.  Gravity field results from each prospect relative to each other show a general increase in the corrected Bouguer anomaly from west to east (-92.4 mgals to -74 mgals) perhaps showing the increasing thickness of the ultramafic package over the modeled feeder for the intrusion at the head of Hall Cove.

During August-September 2005 Quaterra contracted Connors Drilling to complete 7 NQ2 core drill holes at the Marquis, Potato Patch, and Raven prospects totaling 4,504 feet.  Two holes were collared northeast of holes DK0101 through DK0104 and aimed southwest back toward the Marquis IP anomaly and the previous drill holes in the Marquis prospect.  Both holes intercepted semi-massive to massive sulfide at depth in the hole indicating that the sulfide horizon is north dipping.  Hole DK0501 intercepted semi-massive to massive sulfides at 238 feet down hole.  This hole intercepted clinopyroxenite from surface to a total depth of 654 feet.  Co and Ni values positively correlate with Cu and S values.  Cu:Ni ratios for mineralized intervals averaged 2.17 .  This hole did not exit mineralization.

Avalon Development Corp completed a technical report on the Duke Island project for the Company in August 2006. The report concluded that mineralization identified at Duke Island had the potential to elevate the Project to one of the most important new discoveries in North America. The report recommended extensive geochemical sampling and geologic mapping of the Monte prospect and other prospective areas. It also recommended a thorough review of all petrological, geochemical and lithologic data to help guide future exploration efforts including a 14,500 foot drilling program includes specific exploration holes to test the Marquis, Raven, Scarp, and Lookout targets.

A detailed review of the Duke Island data in 2007 suggested that sulfide mineralization may be related to an elongate sill complex, not a Ural Alaska ultramafic intrusive.  The Duke Island complex appears favorable for hosting additional areas of mineralization with possibly higher sulfide concentrations and better metal grades in more basal and more dynamically active portions of the ultramafic contact zones.  A low-lying area with essentially no outcrop to the north and east of earlier drilling presented an attractive target where numerous moderate to strong airborne EM conductors remain untested.

Quaterra contracted Fugro Airborne Surveys Inc. in early 2008 to conduct a 20-square-mile HeliGeoTEM survey for the identification of new drilling targets on the Duke Island project.  The airborne time domain survey defined a strong conductive anomaly with a “wine glass” shaped profile adjoining the Marquis, Far North and Zone A targets.  The anomaly is approximately 4,000 feet wide by 5,000 feet long with an additional 2,000 foot extension along the southern edge.  The profile axis is oriented northwest-southeast with Zone A located at a position near the “wine glass” base and the Marquis and Zone A targets forming the edges of the “wine glass”.

The southwestern margin of the anomaly corresponds to a thick section of massive to semi-massive sulfides encountered by the Company’s past drill holes exploring the Marquis target.  Zonge Engineering was contracted to complete NSAMT geophysical surveys over the covered conductive anomaly.  Drill holes DK0101 and DK0501 both intercepted the upper edges of the south “lip” of this conductive anomaly but drilling has not tested the throat of the wine-glass shaped anomaly or other parts of the anomaly subsequently outlined by the EM/NSAMT surveys.  Given the highly anomalous copper and sporadic nickel and PGE results from hole DK0101 and DK0501, the EM/NSAMT anomalies appear to be a reliable indicator of sulfide mineralization.

Following execution of the Quaterra – Copper Ridge joint venture, Copper Ridge initiated a field program at Duke Island in preparation for drilling planned for 2010.  The 2009 field work was completed by personnel from Avalon Development and Copper Ridge between October 3rd and October 13th.  The three-person field crew worked from a tent camp in the Marquis zone area and collected magnetic susceptibility, resistivity, and semi-quantitative compositional data (Niton hand held XRF) from 104 sites covering the majority of the Marquis area covered by previous NSAMT surveys.  Lithologic and structural information were recorded at each site and along the traverses between sites to allow completion of an updated geologic map for the Marquis area.  At select site outcrops, mostly those containing visible magmatic sulfide mineralization, field personnel collected 43 grab rock samples for comparison to Niton results.  Analytical work on these samples included Au, Pt and Pd by fire assay techniques and 2-acid and 4-acid ICP-AES analyses.

Outcrop scale geologic mapping of the greater Marquis prospects defines three lithologic units: a plagioclase-pyroxene dominant unit, a clinopyroxene dominant unit (Cpx), and an olivine dominant unit (Wh).  All three units display cumulate textures and are medium to coarse grained.  Magmatic sulfide mineralization is predominately hosted in Cpx, and in isolated clinopyroxene rich enclaves in Wh.  Based on this recent mapping, it appears that Ni-Cu-Fe sulfide mineralization at the Marquis prospect is spatially associated with the contact between Cpx and Wh.  At the surface this contact appears to be dipping steeply to the south-southwest.  The majority of high Cu-Ni sulfide mineralization is present in the zone between the “olivine in” boundary and the Cpx-Wh contact.

Future Work Plans

Copper Ridge is planning a 4,000 to 5,000 foot drilling program to test of the highest priority drill targets at Duke Island during the 2010 field season.  The program will be part of the option agreement which provides that Copper Ridge can earn up to a 51% interest in the Duke Island Property spending $3 million on exploration by December 31, 2012.  The amount of $750,000 of the $3,000,000 is a firm commitment to be spent by December 31, 2010. The firm commitment of $600,000 will be allocated to drilling expenses to target the intrusive to a depth of up to 2,000 feet. Copper Ridge may increase its interest in the Duke Island Property to 65% by spending an additional $2 million on exploration by December 31, 2013.

Sampling, Analysis and Security of Samples

All 2001 core samples were crushed at Bondar Clegg’s Fairbanks preparation facility to 80% passing 10 mesh and then pulverized to +95% passing –150 mesh. Sample rejects were retained in Fairbanks and returned to Avalon Development.  Sample pulps were to Bondar Clegg’s main analytical facility in North Vancouver, British Colombia and analyzed for Pt + Pd + Au by 30 gram lead collection fire assay techniques with an inductively coupled plasma (ICP) finish.  In addition, each sample was analyzed for a multi-element package by ICP analytical methods using two acid digestion procedures. The remaining half of the drill core was shipped to Fairbanks and stored in Avalon’s secure warehouse.

All 2005 core samples were sawn in the field and sent to Vancouver by ALS Chemex for processing at their prep facility.  Samples were crushed to 70% passing 2 millimeters (10 mesh) and a 250 gram split was taken and pulverized to +85% passing 75 microns (200 mesh).  All samples were analyzed for Pt + Pd + Au by 30 gram lead collection fire assay techniques with an inductively coupled plasma (ICP) finish.  In addition, each sample was analyzed for a suite of 27 trace elements using a four acid digestion procedure followed by ICP techniques with an atomic emission spectrographic finish. Fire assay and ICP processes were adjusted by ALS Chemex to account for the high concentrations of iron, magnesium, and chromium associated with ultramafic rocks.  Pulps and rejects and remaining half of the core was sent to Avalon Development’s Fairbanks warehouse for permanent storage.

A total of 148 sample blanks were inserted into the sampling sequence for the 2001 through 2005 Duke Island programs.  Blanks were inserted on a minimum 1 for 25 basis into all sample sequences.  Extensive previous analysis of this same blank rock type has given Avalon a large geochemical database for use on a comparative basis.  Analyses performed by Bondar-Clegg and ALS Chemex on the blanks from the Duke Island project indicate no unusual or spurious sample results in the blanks submitted.

No blank or check analyses were completed on Duke Island geochemical samples during the period 2001 through 2004.  In 2005, in addition to sample blanks, sulfide rich commercial geologic standards from Analytical Solutions Ltd. were inserted on a 1 to 50 basis in each sample submittal during 2005.  Analysis results indicate no unusual or spurious sample results in the standards submitted.

Mineral Resources

There are no resources or reserves on the Company’s Duke Island project that comply with the CIM Standards on Mineral Resources and Reserves Definitions and Guidelines as adopted by CIM Council on August 20, 2000.

Other Properties

The Company’s other properties, listed by commodity, include:

Copper +/- gold: Yerington District (Wassuk, Gray Hills, Copper Canyon); Nevada; SW Tintic, Utah; Peg Leg, Arizona;

Gold +/- silver: Herbert Glacier, Alaska; Central Mexico (Inde, Jaboncillo, Santo Domingo, Marijo, Onix, Albino, Azafran, Tian, Lupita);

Molybdenum: Cave Peak, Texas, Willow Creek, Montana;

Uranium: Tidwell, Sinbad, and Shootaring, Utah and Basin, Wyoming;

Each of these properties are recently acquired and all are in the initial stages of exploration.  Data from prior activities is limited or in the process of being acquired and studied.  The Company’s total expenditures to date with respect to these other properties are minimal.

RISK FACTORS

The Company may not have sufficient funds to complete further exploration programs.

The Company has limited financial resources (working capital of $4,431,663 as of December 31, 2009), do not generate operating revenue, and must finance exploration activity by other means, including financing equity or debt financing.  The Company cannot provide any assurance that additional funding will be available for further exploration of the Company’s projects or to fulfill anticipated obligations under existing property agreements.  As reflected in Note 1 to Quaterra’s consolidated financial statements, the Company’s ability to continue as a going concern is dependent on Quaterra’s ability to obtain financing.  If the Company fails to obtain additional financing, the Company will have to delay or cancel further exploration of the Company’s properties, and could lose all interest in the properties.

Prior and future equity transactions could cause dilution of present and prospective shareholders.

Historically, the Company has financed operations through private placements.  Recently for example, in September and October of 2009, the Company sold a significant number of common shares, including warrants, in private placements, while in November 2009, a prior private placement of convertible notes was automatically redeemed in exchange for common shares and warrants.  In order to finance future operations and development efforts, the Company may raise funds through the issue of common shares or the issue of securities convertible into common shares through private placements or public offerings. The common shares in these financings often are sold at a discount to market prices, and the exercise price of the warrants sometimes is at or may be lower than market prices. The Company cannot predict the size of future issues of common shares or the issue of securities convertible into common shares or the effect, if any, that issues and sales of the Company’s common shares will have on the market price of its common shares. Any transaction involving the issue of common shares, or securities or convertible into common shares, could result in dilution, possibly substantial, to present and prospective holders of common shares, either at the time of the financing or subsequently when restrictions if any expire and the common shares are resold into the public markets.

The Company has a history of losses and expects to incur losses for the foreseeable future.

The Company has incurred losses during each of the prior three periods in the amounts of $6,988,414 for the year ended December 31, 2009, $6,834,181, for the year ended December 31, 2008, and $7,303,204 for the year ended December 31, 2007. As of December 31, 2009, the Company had an accumulated deficit of $35,615,897.  Quaterra expects to continue to incur losses unless and until such time as one or more of the properties enter into commercial production and generate sufficient revenues to fund the Company’s continuing operations.

The Company’s exploration programs may not result in a commercial mining operation.

Mineral exploration involves significant risk because few properties that are explored contain bodies of ore that would be commercially economic to develop into producing mines.  Quaterra’s mineral properties are without a known body of commercial ore and the proposed programs are an exploratory search for ore.  The Company cannot provide any assurance that current exploration programs will result in any commercial mining operation.  If the exploration programs do not result in the discovery of commercial ore, the Company will be required to acquire additional properties and write-off all investments in existing properties.

The Company does not have Proven Mineral Reserves or Probable Mineral Reserves.

The Company has not established the presence of any Proven Mineral Reserves or Probable Mineral Reserves (as such terms are defined in National Instrument 43-101 of the Canadian Securities Administrators) at any of Quaterra’s mineral properties.  The Company cannot provide any assurance that future feasibility studies will establish Proven Mineral Reserves or Probable Mineral Reserves at Quaterra’s properties.  The failure to establish Proven Mineral Reserves or Probable Mineral Reserves could restrict the Company’s ability to successfully implement its strategies for long-term growth.

The Company’s future business and financial condition are dependent upon resource prices.

Resource prices have fluctuated widely, particularly in recent years, and are affected by numerous factors beyond  the Company’s control.  These include international economic and political trends, inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new and improved extraction and production methods.  These factors may negatively affect the marketability of any ore or minerals discovered at, and extracted from, Quaterra’s properties.  If, because of a sustained decline in prices, financing were not available to meet cash operating costs, the feasibility of continuing operations would be evaluated and if warranted, would be discontinued.

The Company’s common share price has been and may continue to be subject to volatility.

U.S. and Canadian securities markets in recent years have experienced high levels of price and volume volatility, and the market price of securities of many companies have experience wide fluctuation in price which have not necessarily been related to the operating performance underlying assets values or prospects of such companies.  Factors unrelated to Quaterra’s financial performance or prospects include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries.  The Company’s share price, financial condition, and results of operations are all also likely to be significantly affected by short-term changes in uranium, gold, silver and copper prices.  Continual fluctuations in metal prices may occur.  As a result of any of these factors, the market price of the Company’s shares at any given point in time may be subject to wide swings unrelated to any direct action by Quaterra’s operations.

Some of the Company’s directors and officers may have conflicts of interest due to their involvement with other natural resource companies.

Some the Company’s directors and officers are directors or officers of other natural resource or mining-related companies and these associations may give rise to conflicts of interest from time to time.  As a result of these conflicts of interest, Quaterra may miss the opportunity to participate in certain transactions, which may have a material, adverse effect on the Company’s financial position.

The Company may experience difficulty attracting and retaining qualified management to grow Quaterra’s business.

The Company is dependent on the services of key executives including the Chief Executive Officer and other highly skilled and experienced executives and personnel focused on advancing corporate objectives as well as the identification of new opportunities for growth and funding.  Due to the Company’s relatively small size, the loss of these persons or the Quaterra’s inability to attract and retain additional highly skilled employees required for activities may have a material adverse effect on the Company’s business and financial condition.

The Company may be limited in its ability to manage growth.

Should the Company be successful in its efforts to develop mineral properties or to raise capital for such development or for the development of other mining ventures, it may experience significant growth in operations.  Any expansion of the Company’s business would place demands on management, operational capacity, and financial resources.  The Company anticipates that it will need to recruit qualified personnel in all areas of operations.  There can be no assurance that Quaterra will be effective in retaining current personnel or attracting and retaining additional qualified personnel, expanding operational capacity or otherwise managing growth.  The failure to manage growth effectively could have a material adverse effect on the Company’s business, financial condition and results of operations.

Environmental and other regulatory requirements may limit the Company’s operations and increase expenses.

The Company’s operations are subject to environmental regulations promulgated by various Canadian, U.S., and Mexican government agencies.  Claims and current and future operations will be governed by laws and regulations governing mineral concession acquisition, prospecting, development, mining, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters.  Companies such as ours that engage in exploration activities often experience increased costs and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits.  Issuance of permits for Quaterra’s exploration activities is subject to the discretion of government authorities, and the Company may be unable to obtain or maintain such permits.  Permits required for future exploration or development may not be obtainable on reasonable terms or on a timely basis.  Existing and possible future laws, regulations and permits governing operations and activities of exploration companies, or more stringent implementation thereof, could have a material adverse impact and cause increases in capital expenditures or require abandonment or delays in exploration.

Operating hazards associated with mining may expose the Company to liability.

Mining operations generally involve a high degree of risk, including hazards such as unusual or unexpected geological formations.  Operations in which the Company has an interest are subject to all the hazards and risks normally incidental to exploration, development and production of minerals, any of which could result in work stoppages, damage to or destruction of mines and other producing facilities, damage to or loss of life and property, environmental damage and possible legal liability for any or all damage or loss.  The Company currently does not maintain standard insurance policies on Quaterra’s properties.  The Company may become subject to liability for cave-ins and other hazards for which cannot be fully insured or against which the Company may elect not to insure where premium costs are disproportionate to the Company’s perception of the relevant risks.  For example, the Company is not currently covered by any form of political risk insurance or any form of environmental liability insurance.  The payment of such insurance premiums and the incurring of such liabilities would reduce the funds available for exploration activities.

The Company’s properties may be subject to uncertain title.

The acquisition of title to resource properties or interest therein is a very detailed and time consuming process.  Title to and the area of resource concessions may be disputed.  The Company has investigated title to all of its mineral properties and, to the best of the Company’s knowledge, title to all of Quaterra’s properties are in good standing.  The properties may be subject to prior, and in some cases, not fully ascertainable unregistered agreements or transfers, and title may be affected by undetected defects.  Title may be based upon interpretation of a country’s laws, which laws may be ambiguous, inconsistently applied and subject to reinterpretation or change.

Enforcement of judgments or bringing actions outside the United States against the Company and its directors and officers may be difficult.

Quaterra is organized under the law of and headquartered in British Columbia, Canada, and the majority of the Company’s directors and officers are not citizens or residents of the U.S.  In addition, a substantial part of the Company’s assets are located outside the U.S. and Canada.  As a result, it may be difficult or impossible for you to (a) enforce in courts outside the U.S. judgments against the Company and a majority of Quaterra’s directors and officers, obtained in U.S. courts based upon the civil liability provisions of U.S. federal securities laws or (b) bring in courts outside the U.S. an original action against the Company and its directors and officers to enforce liabilities based upon such U.S. securities laws.

DESCRIPTION OF CAPITAL STRUCTURE
Authorized Capital

Quaterra has an unlimited number of common shares without nominal value.  As at March 26, 2010 there were 115,647,187 common shares outstanding.

Quaterra has only one class of common shares, without any special rights or restrictions.

Each common share is entitled to one vote on the election of each director.  There are no cumulative voting rights, in consequence of which a simple majority of votes at the annual meeting can elect all the directors of the Company.  Each common share carries with it a right to share equally with every other common share in dividends declared and in any distribution of surplus assets of the Company after payment to creditors on any winding up, liquidation or dissolution.  There are no sinking fund provisions.  All common shares must be fully paid prior to issue and are thereafter subject to no further capital calls by the Company.  There exists no discriminatory provision affecting any existing or prospective holder of common shares as a result of such shareholder owning a substantial number of shares.

Material Modifications to the Rights of Security Holders

Effective June 18, 2008, in accordance with the vote of shareholders at the 2008 Annual General Meeting on June 18, 2008, the Company adopted a rights plan applicable to our common shares (the “Rights Plan”). Under the Rights Plan, Quaterra issued one right for no consideration in respect of each outstanding common share. All common shares we subsequently issue during the term of the Rights Plan will have one right represented for each common share. The term of the Rights Plan is through the first annual meeting of shareholders held after June 18, 2013. The rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company’s common shares without complying with the Rights Plan or without a waiver from our Board of Directors.

Each right entitles the registered holder to purchase from the Company on the occurrence of certain events, one common share at the price of $100 per share, subject to adjustment (the “Exercise Price”). If a “Flip-in Event” as defined in the Rights Plan occurs, each right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The rights are not exercisable until the “Separation Time” as defined in the Rights Plan.

The purpose of the Rights Plan is to ensure, to the extent possible, that all shareholders are treated equally and fairly in connection with any take-over bid or similar proposal to acquire the Company’s common shares. Take-over bids may be structured in such a way as to be coercive or discriminatory in effect, or may be initiated at a time when it will be difficult for the Company’s Board of Directors to prepare an adequate response. Such offers may result in shareholders receiving unequal or unfair treatment, or not realizing the full or maximum value of their investment in the Company. The Rights Plan discourages the making of any such offers by creating the potential of significant dilution to any offeror who does so.

An offeror can avoid that potential by making an offer that either: (i) qualifies as a “Permitted Bid” under the Rights Plan, and therefore meets certain specified conditions (including a minimum deposit period of 90 days) which aim to ensure that all shareholders are treated fairly and equally; or (ii) does not qualify as a “Permitted Bid” but is negotiated with and has been exempted by the Company’s Board of Directors from the application of the Rights Plan in light of the opportunity to bargain for agreed terms and conditions to the offer that are believed to be in the best interests of shareholders.

Under current Canadian securities laws, any party wishing to make a formal take-over bid for the Company’s common shares is required to leave the offer open for acceptance for at least 35 days. To qualify as a “Permitted Bid” under the Rights Plan, however, a take-over bid must remain open for acceptance for not less than 90 days. The Board of Directors believes that the statutory minimum period of 35 days may be insufficient for the directors to: (i) evaluate a take-over bid (particularly if the consideration consists, wholly or in part, of shares of another issuer); (ii) explore, develop and pursue alternative transactions that could better maximize shareholder value; and (iii) make reasoned recommendations to the shareholders. The additional time afforded under a “Permitted Bid” is intended to address these concerns by providing the Board of Directors with a greater opportunity to assess the merits of the offer and identify other possible suitors or alternative transactions, if any by providing other bidders or proponents of alternative transactions with time to come forward with competing, and potentially superior, proposals.

Stock Options

Quaterra has a stock option plan pursuant to which the directors of the Company are authorized to grant stock options to directors, officers, employees, and consultants of the Company and its subsidiaries.

The following summarizes information about the stock options outstanding and exercisable at December 31, 2009:

Exercise Price	Grant Date Fair Value	Expiry Date	Balance December 31, 2009	Balance December 31, 2008
$ 0.62	$ 0.43	March 25, 2009	-	95,000
$ 0.35	$ 0.20	August 9, 2010	270,000	285,200
$ 0.40	$ 0.30	January 9, 2011	200,000	200,000
$ 1.04	$ 0.81	March 27, 2011	125,000	125,000
$ 1.00	$ 1.24	May 19, 2011	75,000	75,000
$ 1.12	$ 1.16	June 12, 2011	100,000	100,000
$ 1.55	$ 1.17	July 28, 2011	1,431,000	1,439,300
$ 1.55	$ 1.17	August 23, 2011	100,000	100,000
$ 1.50	$ 1.00	September 25, 2011	100,000	100,000
$ 2.05	$ 1.67	December 18, 2011	-	100,000
$ 2.65	$ 1.71	January 11, 2012	-	75,000
$ 2.70	$ 1.71	February 21, 2012	-	25,000
$ 3.33	$ 1.98	July 20, 2012	836,000	2,011,000
$ 3.33	$ 1.83	August 7, 2012	-	80,000
$ 3.45	$ 2.05	March 31, 2013	150,000	200,000
$ 3.30	$ 1.87	June 19, 2013	970,000	2,190,000
$ 0.98	$ 0.52	November 9, 2014	2,575,000
$ 1.02	$ 0.51	November 9, 2014	2,305,000
			9,237,000	7,200,500

Share Purchase Warrants

The following summarizes information about the warrants outstanding at December 31, 2009:

Expiry	Exercise
Date	Price		December 31, 2009	December 31, 2008
October 17, 2009	$ 0.60	US		1,741,250
November 27, 2010	$ 0.75	US	1,921,458	1,921,458
December 19, 2010	$ 0.75	US	2,441,333	2,441,333
January 15, 2011	$ 0.75	US	1,880,500
September 29, 2011	$ 0.75		9,666,206
October 28, 2011	$ 0.75		5,675,204
			21,584,701	6,104,041

MARKET FOR SECURITIES

The Company’s common shares are listed on the TSX Venture Exchange under the trading symbol “QTA” and on NYSE Amex under the symbol “QMM”.  The following tables provide information as to the high and low closing prices and the volume of shares trading for each month during the 12 months of the most recently completed financial year being December 31, 2009:

TSX Venture Exchange
Month	High	Low	Volume
January	0.99	0.54	348,100
February	0.81	0.55	503,300
March	0.85	0.58	177,400
April	0.65	0.53	344,700
May	0.77	0.53	446,300
June	0.78	0.58	199,300
July	0.77	0.54	565,000
August	0.85	0.68	298,800
September	0.79	0.68	904,000
October	0.80	0.69	606,200
November	1.75	0.75	1,675,000
December	2.05	1.10	1,918,800

NYSE Amex
Month	High	Low	Volume
January	0.85	0.42	1,592,200
February	0.66	0.42	1,333,000
March	0.69	0.41	1,022,800
April	0.57	0.30	1,923,000
May	0.70	0.46	1,751,900
June	0.68	0.50	1,271,400
July	0.72	0.46	1,602,900
August	0.79	0.59	1,673,700
September	0.74	0.59	2,532,200
October	0.76	0.64	2,106,200
November	1.70	0.68	5,752,900
December	2.28	1.03	6,552,100

Escrowed Securities

As at the date of this AIF the Company has 250,000 securities allotted from treasury but not distributed with regard to the consideration to be paid in respect to the Yerington property.  These securities will be distributed when the relevant terms of the agreement have been met and regulatory approval has been obtained.

Otherwise there are no securities held in escrow or similar arrangement.

Directors and Officers

Name, Occupation, and Experience

The following table sets forth all current directors and executive officers as of the date of this AIF.

Name, Jurisdiction of Residence and Position with the Company	Principal Occupation, Business or Employment	Director Since	Number of Securities Beneficially Owned, Directly or Indirectly, or Controlled or Directed
Tracy Stevenson Utah, USA Chairman and Director	Retired Mining Executive	Since 2007	101,126
Thomas C. Patton Washington, USA President, CEO and Director	President of the Company	Since 1998	2,314,104
Robert Gayton(1) (2) British Columbia, Canada Director	Financial Consultant	Since 1997	125,879
John Kerr(1)(2) British Columbia, Canada Director	Geological Engineer	Since 1993	31,667
Lawrence Page, Q.C. British Columbia, Canada Corporate Secretary and Director	Lawyer	Since 1995	500
Eugene Spiering British Columbia, Canada Vice President, Exploration and Director	Vice President, Exploration of the Company	Since 2006	105,790
LeRoy Wilkes(1)(2) Colorado, USA Director	Retired Mining Executive	Since 2006	65,428
Charles Hawley Alaska, USA Vice President Exploration, Alaska	Geologist	Since 2001	Nil
Scott Hean British Columbia, Canada Chief Financial Officer	Chief Financial Officer of the Company	Since 2006	154,561

Notes:
1.	Denotes member of the Audit Committee
2.	Denotes member of the Corporate Governance Nomination and Compensation Committee

Tracy Stevenson

Mr. Stevenson received a B.S. Accounting Magna Cum Laude from the University of Utah.  He has international experience in finance, mergers and acquisitions, strategic planning, corporate governance, auditing, administration and information systems and technology.  He worked for Rio Tinto plc, the world’s second largest mining company, and related companies for 26 years, where he held a number of senior leadership positions.  Mr. Stevenson was the global head of information systems and shared services for Rio Tinto.  He also served for four years as Executive Vice President, Chief Financial Officer and a director of Comalco Ltd., an Australia-based international aluminum company partially owned by Rio Tinto, and a further four years as Chief Financial Officer and a director of Kennecott Corporation, a diversified North American mining company owned by Rio Tinto.  He also has public accounting experience with Coopers & Lybrand (now PriceWaterhouseCoopers).  Mr. Stevenson also serves as a director of Vista Gold Corp. Mr. Stevenson is also a founding member of Bedrock Resources, LLC, a private resources financial advisory firm and SOS Investors, a private resources investment firm.

Dr. Thomas Patton

Dr. Patton graduated from the University of Washington in 1971 (Ph.D.) and has worked with both junior and senior mining companies.  He served as the President and Chief Operating Officer for Western Silver Corporation from January 1998 to May 2006.  Among his accomplishments at Western Silver were the discovery and delineation of the class Peñasquito silver-gold-lead zinc deposit in Zacatecas, Mexico and the subsequent sale of the company to Glamis Gold Ltd.  Prior to joining Western Silver, Dr. Patton held senior positions with Rio Tinto PLC and Kennecott Corporation, where he served as Senior Vice President, Exploration and Business Development.  Dr. Patton is a member of the Society of Economic Geologists and the American Institute of Mining & Metallurgical Engineers.

Dr. Robert Gayton

Dr. Gayton graduated from the University of British Columbia in 1962 with a Bachelor of Commerce and in 1964 earned the chartered accountant (C.A.) designation.  Dr. Gayton joined the Faculty of Business Administration at the University of British Columbia in 1965, beginning 10 years in the academic world, including time at the University of California, Berkeley, earning a Ph.D. in Business.  Dr. Gayton has directed the accounting and financial matters of public companies in the resource and non-resource fields since 1987.  Dr. Gayton also serves as a director of these nine companies:  Amerigo Resources Ltd.; Nevsun Resources Ltd.; Eastern Platinum Limited; Western Copper Corp.; Silvercorp Metals Inc.; Trans National Minerals Inc.; B2Gold Corp; and Palo Duro Energy Inc.

John R Kerr

John R. Kerr graduated from the University of British Columbia in 1964 with a Bachelor of Applied Science (B. ASc) degree in Geological Engineering.  He has participated in the mining industry continuously since graduation as an exploration geologist.  Mr. Kerr has gained experience in recognition and identification of mineral potential in a diversified field of geological environments.  Mr. Kerr also serves as director of Pacific Coast Nickel Corp., Bravada Gold Corporation, and Queensgate Resources Corp.  He currently operates a geological consulting practice out of Vancouver, B.C., with projects located in all areas of North America.

Lawrence Page, Q.C.

Lawrence Page, Q.C. obtained his law degree from the University of British Columbia in 1964 and was called to the Bar of British Columbia in 1965.  He has been admitted to the Bar of Ontario for the purpose of acting as counsel in specified litigation.  Mr. Page was awarded the distinction of Queen’s Counsel in 1988.  Mr. Page practices on his own in Vancouver in the areas of commercial litigation, native law, natural resource law and securities law.  He is the principal of the Manex Resource Group, which provides administrative, financial, corporate and geological services to a number of public companies in the mineral resource sector, including Quaterra.  Mr. Page also serves as a director of five public companies:  Duncastle Gold Corp.; Valterra Resource Corporation; Fortune River Resource Corp.; Southern Silver Exploration Corp.; and Bravo Gold Corp.

Eugene Spiering

Mr. Spiering has a Bachelor of Science-Geology degree from the University of Utah.  He has over 28 years of experience in the mining exploration industry.  Mr. Spiering previously held the position of Vice President, Exploration at Rio Narcea Mines Ltd., where he managed a team that discovered two gold deposits and completed the final definition of one nickel deposit in Spain.  Prior to his tenure at Rio Narcea, Mr. Spiering held the position of senior geologist with Energy Fuels Nuclear, Inc. where his responsibilities included drilling supervision, geologic mapping, and ore reserve calculations related to uranium exploration in northern Arizona and gold exploration in western US and Venezuela. Mr. Spiering is a member of the Society of Economic Geologists, the Society for Mining, Metallurgy & Exploration, the American Association of Petroleum Geologists, and the Australasian Institute of Mining and Metallurgy.

LeRoy Wilkes

Mr. Wilkes is a graduate mining engineer from the Montana School of Mines.  He recently retired as president of Washington Group International’s Mining Business Unit.  As leader of this group, he participated in developing mining projects throughout the world, including Latin America, Canada, Europe and the United States.  Mr. Wilkes was also the Chief Operating Officer of Santa Fe Pacific Gold Corporation during the expansion of its Nevada operations.  He was also involved in the development of such projects as Greens Creek, Alaska; Stillwater, Montana; and Las Pelameres in Chile, while serving as Senior Vice President of Business Development for Anaconda Minerals.  Mr. Wilkes also serves as a director and chairman of the Board of Sabina Silver Corporation.

Scott B. Hean

Mr. Hean graduated from Simon Fraser University in 1973 and from the Ivey School of Business, London, Ontario, in 1975.  He completed the Institute of Corporate Directors Director Education program in May 2006.  He has held senior management and executive positions with Bank of Montreal as Senior Vice President and Managing Director responsible for financing in the natural resources sectors in North America and with J.P. Morgan of New York, where he was involved in financing oil and gas companies.  Currently, Mr. Hean is director and past chair of the audit committee for Sabina Silver Corporation, a TSX listed company and a director of Southern Silver Exploration Corp., Bravo Gold Corp., and Duncastle Gold Corp., all TSX-Venture listed companies.  In the non-profit sector, he serves as a director and chair of the Bill Reid Trust, a not for profit organization concerning the work of the Haida artist, Bill Reid.  He has served on numerous not-for-profit Boards, including Outward Bound Canada and B.C. Children’s Hospital.

Dr. Charles Hawley

Dr. Hawley graduated with a Bachelor of Arts degree from Hanover College, Indiana in 1951 and earned a Ph.D in geology from the University of Colorado in 1963.  He worked for the U.S. Geological Survey from 1952-1968.  Dr. Hawley has been working within the exploration and mine development field in Alaska’s private sector since 1969.

Control of Securities

The Company’s directors and senior officers as a group beneficially own, directly or indirectly, or exercise control or direction over 2,899,055 of the voting securities of the Company as of March 26, 2010.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

Dr. Robert Gayton, Dr. Thomas Patton and Lawrence Page were directors or executive officers of Newcoast Silver Mines Ltd. (now Southern Silver Exploration Corp.) at the date of a Cease Trade Order by the British Columbia Securities Commission on September 30, 2003 and by the Alberta Securities Commission on October 31, 2003 for failure to file financial statements.  The orders were revoked on October 23, 2003 and March 25, 2004 respectively.

Other than disclosed above, no director or executive office of the Company is, as at March 26, 2010, or was within 10 years before the date of this AIF, a director, chief executive officer (“CEO”) or chief financial officer (“CFO”) of any company (including the Company), that:

(a)	Was subject to an order that was issued while the director or executive officer was acting in the capacity as director, CEO or CFO, or

(b)
Was subject to an order that was issued after the director or executive officer ceased to be a director, CEO or CFO and which resulted from an event that occurred while that person was acting in the capacity as director, CEO or CFO.

For the purpose here of “order” means

(a)	A cease trade order;

(b)	An order similar to a cease trade order; or

(c)	An order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days.

No director or executive officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, is as at March 26, 2010, or was within 10 years before the date of this AIF, a director, CEO or CFO of any company (including the Company), that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets state the fact; or has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver executive officer or shareholder other than:

Lawrence Page, a director and President of Saturna Beach Estates Ltd., a private Company formed under the laws of British Columbia, Canada (“SBEL”) which conducts the business of a vineyard and winery.  On August 17, 2004, SBEL obtained an Order from the Supreme Court of British Columbia under the provisions of the Companies’ Creditors Arrangement Act (Canada) that allowed SBEL to continue to run its daily business affairs without creditor action during financial reorganization.  At the date hereof, the financial reorganization has been completed and the Order terminated

LEGAL PROCEEDINGS

Legal Proceedings

The Company is not a party to any legal proceedings and is not aware of any such proceedings known to be contemplated.

CONFLICTS OF INTEREST

Conflicts of Interest

Certain officers and directors of the Company are officers and directors of, or are associated with, other public and private companies.  Such associations may give rise to conflicts of interest with the Company from time to time.  The British Columbia Business Corporations Act requires, among other things, the officers and directors to act honestly and in good faith with a view to the best interest of the Company and its shareholders, to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and, in the case of directors, to abstain from voting as a director for the approval of any such transaction.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Interest of Management and others in Material Transactions

Except as otherwise disclosed in the Company’s annual audited consolidated financial statements and MD&A, no director or executive officer of the Company, beneficially owns or controls directly or indirectly, more than 10% of the Company’s common shares and no affiliate of any such persons or companies has or had any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company.

TRANSFER AGENT AND REGISTRAR

Transfer Agent and Registrar

The registrar and transfer agent of the Company is CIBC Mellon Trust Company at its office is located in Vancouver, British Columbia, at 1600 – 1066 West Hasting Street, Vancouver BC, V6E 3X1.

MATERIAL CONTRACTS

Material Contracts

The Company entered into an agreement with related party Manex Resource Corp. (“Manex”) in June 2008 whereby Manex provides administrative, accounting, and secretarial services to the Company.  Manex is a private company controlled by Lawrence Page, a director and officer of the Company. The basic fee for office space and office infrastructure is $12,500 per month and other services rendered are based on hourly rates specified in the agreement. The Company also reimburses Manex for office supplies including paper, courier, postage, parking, filing fees and other out-of-pocket expenses. During the year ended December 31, 2009 the Company paid $479,014 to Manex.

INTERESTS OF EXPERTS

Names of Experts

The following persons, firms and companies are named as having prepared or certified a statement, report or valuation described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during, or relating to, the Company’s most recently completed financial year and whose profession or business gives authority to the statement, report or valuation made by the person, firm or company.

Name	Description
Smythe Ratcliffe, LLP	Independent Auditors’ report dated March 25, 2010, in respect of the Company’s consolidated financial statements for the years ended December 31, 2009, 2008 and 2007.
John W. Rozelle, P.G. Tetra Tech	Technical Report dated March 19, 2009 titled “MacArthur Copper Project NI 43-101 Technical Report Lyon County, Nevada, USA
Michelle Stone, Ph.D P.Geo. Caracle Creek International Consulting Inc.	Technical Report dated March 8, 2009 “Independent Technical Report The Nieves Silver Project Zacatecas State, Mexico”

To the best of Quaterra’s knowledge, the authors of the report listed above do not have any interest in nor hold any securities of the Company.

Additional Information

Audit Committee Charter

A copy of the charter of the audit committee is available at www.quaterraresources.com.

Composition of the Audit Committee

The audit committee consists of three directors.  The following table sets out their names and whether they are ‘independent’ and ‘financially literate’ for the purposes of National Instrument 52-110:

Name of Member	Independent (1)	Financially Literate (2)
Robert Gayton	Yes	Yes
John Kerr	Yes	Yes
LeRoy Wilkes	Yes	Yes

(1)
To be considered to be independent, a member of the audit committee must not have any direct or indirect ‘material relationship’ with the Company. A material relationship is a relationship which could, in the view of the board of directors of the Company, reasonably interfere with the exercise of a member’s independent judgment.

(2)
To be considered financially literate, a member of the audit committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected in the Company’s financial statements.

Relevant Education and Experience

The Committee is comprised of Robert Gayton (Chair), John Kerr and LeRoy Wilkes. All three members are independent and are financially literate, as described in National Instrument 52-110. See “Director and Officers” section for detailed description of each member’s relevant education and experience.

Pre-approved Policies and Procedures

All non-audited services are pre-approved by the Committee.  Before approval is given, the Committee examines the independence of the external auditors in relation to the services to be provided and assesses the reasonableness of the fees to be charged for such services.

External Auditor Service Fees

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees	All other Fees	Total
December 31, 2009	$80,000	$nil	$2,800	$5,000	$87,800
December 31, 2008	$97,586	$600	$2,800	$nil	$100,986

(1)	The aggregate audit fees include the audit of the Company’s consolidated financial statements and the audit of ICFR.

(2)
The aggregate fees billed for audit related services that are reasonably related to the performance of the audit of the Company’s consolidated financial statements, which are not included under the heading “Audit Fees”.

General

Additional information relating the Company can be found on SEDAR at www.sedar.com.  The information available at www.sedar.com includes copies of the full text of the technical reports prepared for the Company.  Additional financial information including the Company’s financial statements and management discussion and analysis for the year ended December 31, 2009 can also be found on SEDAR.

Additional information relating to the Company and its corporate governance policies can be found on the Company’s web site at www.quaterraresources.com